================================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              AMENDMENT NO. 2 TO
                                  FORM 10-SB
                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             THE BIGHUB.COM, INC.
                (Name of small business issuer in its charter)


          FLORIDA                                            65-0580634
      (State or jurisdiction of                           (I.R.S. Employer
      incorporation or organization)                      Identification No.)


                           2939 Mossrock, Suite 100
                           San Antonio, Texas 78230
                                 210-979-9228
         (Address and telephone number of principal executive offices)


Securities to be registered under Section 12(b) of the Act:

          Title of each class                Name of each exchange on which
          to be so registered                each class is to be registered

                 None                                     N/A


Securities to be registered under Section 12(g) of the Act:

                                 Common Stock
                               (Title of class)

================================================================================

                            DESCRIPTION OF BUSINESS

General

     The BigHub.com, Inc. (the "Company" or "The BigHub.com") was organized as a Florida corporation in February 1995, under its original name, Coordinated Healthcare, Inc. In October 1995, pursuant to the terms of an Agreement and Plan of Merger, Optima Medical Group of Hialeah, Inc. and Optima Medical Group of No. Miami, Inc. were merged into the Company. Following the merger to August 1998, the Company was a physician management company that operated primary care medical clinics in South Florida. During this time the Company affiliated with physicians in order to provide a full-range of high-quality, cost effective physician services. In July 1998, the last of the Company's medical clinics was sold in consideration for the purchaser's assumption of substantially all of the Company's liabilities. The other medical clinic had been sold in November 1997. The Company's prior management decided to dispose of its last medical clinic and terminate its physician management operations because (i) competition in South Florida was too well established, (ii) the Company was experiencing continued operating losses and (iii) the chances of the Company becoming profitable was not likely. Additionally, management determined that there were e-commerce opportunities on the Internet with low costs to entry.

     On July 29, 1998, the Company amended its Articles of Incorporation to change its name to iSleuth.com, Inc. Following its name change, on August 7, 1998, the Company acquired one hundred percent (100%) of the issued and outstanding common stock of Maverick Communications Corp., a Florida corporation (the "Subsidiary" or "MCC"), from I-Commerce Group, Inc. (formerly known as SJI Group, Inc.). MCC's only substantive asset was an option to purchase an internet meta-search engine which was executed shortly after the acquisition. The Company's total purchase price for MCC and the exercise of MCC's option to acquire the search engine was $567,140 and was comprised of 1,700,000 shares of the Company's voting common stock, valued at $255,000 (estimated at $0.15 a share per the current private placement memorandum outstanding on the date of issuance), and 1,000,000 shares of the Company's preferred stock, valued at $150,000, and the assumption of liabilities in the amount of $162,140. The acquisition was accounted for as a purchase and, accordingly, the operating results pertaining to MCC subsequent to the date of the acquisition have been included in the Company's consolidated operating results. The total purchase price was fully allocated to the search engine. The value was subsequently written down in fiscal 1999. Following the assignment of the option to the Company, MCC has been an inactive subsidiary. The meta-search engine was not in use on the Internet prior to its acquisition by the Company.

     On April 29, 1999, the Company changed its name to The BigHub.com, Inc. and began to build a new management team. As discussed more fully below, the Company is now in the process of upgrading its search engine intellectual property and related Internet site to become a compelling destination Portal alternative on the Internet. The meta-search engine technology as originally purchased by the Company enabled consumers to search multiple sites concurrently, but returned the results in a serial fashion. For instance, Yahoo, InfoSeek, AltaVista, Excite, WebCrawler, Hotbot and Lycos could all be searched to locate "books." The results for Yahoo would be returned, followed by AltaVista and the remaining search engines.

     With respect to the Company's current upgrading efforts, the most significant enhancement to the search engine "MegaSearch" is the ability to return summarized results. The Company is enhancing the search engine to summarize the top results from each search engine and return a single set of results. Additionally, any results duplicated on multiple search engines would be consolidated into a single response. This enhancement makes it simpler for the consumer to locate information quickly and effectively.

     Another enhancement is to implement the capability to store a consumer's profile for their favorite search engines. Consumers will then be able to search their preferred search engines without having to make the selection each time.

     Additionally, a further enhancement will be the ability to search the fastest three search engines for a response. The Company has often found the performance of some of the top search engines to be sluggish depending on the time of day and load. The Company's search engine will continually track performance and availability of the search engines in order to provide optimal overall performance to our consumers.

     The Company intends to host a array of affiliated shopping alternatives covering many categories of general and special merchandise as well as consumer credit and consumer insurance. The goal of the Company is to use Internet marketing and its proprietary search engine to engage Internet users and demonstrate to them the advantages of using the The BigHub.com, Inc. either as their search engine of choice or their "home page" of choice.

The Meta-Search Engine

     There are generally two types of Internet search engines. The standard search engine and the meta-search engine. The standard search engine features a large proprietary database which contains a large index of key words and the corresponding Web site locations where those keywords can be found throughout the millions of Web sites accessible via the Internet. An Internet user can access a standard search engine software Web site via the Internet and can issue a keyword search to the search engine's software. The search engine software then searches its database for the keyword and returns to the Internet user a list of Web site locations where the keyword can be found. These search engines are a great tool to easily locate and research information from among the millions of Web sites currently linked to the Internet. The standard search engine features a proprietary database or index of keywords and corresponding Internet Web site locations. These databases are constantly enhanced and enlarged by so-called web-crawler software. This is software which continuously accesses and reviews Web sites for the location of keywords. These additional keywords and locations are then added to the database, thus increasing the search capabilities of that particular standard search engine.

     A meta-search engine is different from a standard search engine because it does not contain its own database of keywords and corresponding locations. Rather, the meta-search engine taps into the power of several standard search engines. A meta-search engine is a software program which accepts keyword search inquiries from Internet users via the Internet and re-issues those search inquiries, again via the Internet, to several of the popular standard Internet search engines. The search responses received from the standard search engines are compiled by the meta-search engine software and reported back to the original Internet user-inquirer. The Company believes that the ability to quickly and easily search several standard search engines at once is a compelling and attractive alternative to the Internet user.

     There are several best in class standard search engines available on the Internet today. Unfortunately, with the explosion of new sites on the web, it is impossible for each of them to crawl and index all the pages and information that is currently available. Using the Company's MegaSearch engine the consumer is able to take the best from all search engines and review them in both a serial or summarized fashion.

     Additionally, major standard search engines experience both performance and availability problems. A recent example is with AltaVista when they announced their free Internet Service Provider ("ISP") services. The AltaVista search engine was down for several hours. During this time the Company's MegaSearch engine was still running strong. It just indicated that AltaVista was temporarily down.

     Performance issues are much more common with standard search engines on a daily basis. In the high-speed world of the Internet, consumers want information immediately. If they're unable to obtain it, they simply move on to the next site. The MegaSearch engine acts as a buffer to provide the best information to the consumer on a continual basis even when source search engines are experiencing performance problems or are unavailable.

     By aggregating the search results from all the top search engines to provide a comprehensive set of results, the Company's MegaSearch engine will find more search responses than the standard search engine. As indicated above, it is difficult, if not impossible, for the top search engines to keep their entire database updated on a daily basis. Using MegaSearch, a consumer has access to the most up-to-date information from all the top search engines with one single search. Although a consumer could run the search on each individual search engine separately, this would take much more time and the results would not be summarized nor would duplicates be eliminated.

     In addition to the MegaSearch capabilities, the Company's search engine is the only meta-search engine available today with over 2,600 categorized specialty search engines. A consumer can navigate through 19 categories of specialty searches ranging from Arts and Humanities, Business and Computers to Society and Culture, Sports and Travel. A keyword search capability is also available in order to locate a specific specialty search.

     The Company's MegaSearch, combined with the categorized specialty searches, is a unique one-two combination of searches that the Company believes is not offered anywhere else on the Internet, which is the Company's key differentiator and should make it attractive to consumers.

Business Expansion; Capital Growth

     The Company is aggressively pursuing the spiral branding advantage of the "Big" company affiliates, upgrading its search engine, and improving the overall community value of its Web site. The Company will capitalize on the "spiral branding" technique, as the meta-search engine, the Company's "Big" affiliates, such as The BigStore.com and Biomerica, Inc. (d/b/a on the Internet as the BigRX.com), will drive additional customer traffic to the Company's web. Among the "Big" Web sites, the Company will develop a search syndication network whereby a network of Web sites will have integrated The BigHub search engine service into their sites as well as links on other sites that will direct consumer traffic to the Company's site. Ultimately, the Company desires to create a single closed and gated community that meets virtually all of the merchandise, service, and content needs of its customers. The term "single gated and closed community" as used by the Company means that a customer can give their name, address and credit card information just once and be able to purchase products from any of the "Big" affiliates. This structure will be considerably easier to use and the customer should feel safer at the same time because they will only be giving their personal information one time.

     The Company anticipates generating revenue from several sources, including advertising, community features and services, and affiliated retail and consumer companies operating under the group brand of the "Big" and Private Labeling, where the Company provides an entity with a turnkey solution for internet e-commerce for business to consumer and business to e-commerce clients. This will include all front end and back end transaction processing as well as access to an e-commerce content of up to approximately 5,000,000 SKU's through an exclusive worldwide master license agreement with The BigStore.com, Inc. Current affiliated companies include The BigStore.com, Inc. and Biomerica, Inc. (d/b/a The BigRx.com), and the Company is presently negotiating an affiliation with The BigBallot, Inc. Each entity's affiliation with the Company is pursuant to a strategic marketing agreement, or similar contractual arrangement, with a term ranging from three (3) to five (5) years, and customary renewal provisions. Initially, each "Big" affiliate will pay a negotiated annual fee to the Company, in the form of either cash or a grant of securities, to be an affiliated company branded under the "Big" label. Each "Big" affiliate will be promoted throughout The BigHub.com web site. The Company believes that the key benefits to belonging to the "Big" network will be the ability to leverage branding, marketing and user/customer information. In addition, the Company is developing new technology which will enable it to provide customers with a universal shopping cart which will allow customers to shop across all affiliate web sites in one purchase transaction. Further, affiliates will be able to leverage certain customer information that is gathered from all affiliate web sites which will allow affiliates to sell precision-targeted advertising. All "Big" affiliates will be identified on the Company's web site through the use of banners and links.

     Prior to April 30, 1999, the Company had spent approximately $250,000 for the development of the meta-search engine. The Company anticipates that it will incur significant expenditures (approximately $6,000,000) to enhance its meta-search engine technology and develop additional technologies.

     In July, 1999, the Company concluded a private placement of its common stock in an offering exempt from the registration requirements of the Securities Act of 1933, as amended (the "Act"), under Section 4(2) of the Act and Rule 506 of Regulation D. The Company raised $1,500,000 in connection with this offering from the sale of common stock to three (3) accredited investors at a price of $5.28 per share, which represents the closing price of the Company's common stock as reported on the OTC Bulletin Board on June 3, 1999, the date such purchasers subscribed to purchase the shares of common stock.

Lack of Profitability, Potential Losses

     From its inception in February 1995, through October 31, 1999, the Company has experienced aggregate losses of $4,748,984. Further, a key element of the Company's strategy consists of an aggressive marketing plan for its proprietary meta-search engine and destination Portal on the Internet. This strategy may result in continued net losses for the Company during this transition and expansion phase due to costs associated with technology development and the anticipated marketing costs for the promotion of the Company's proprietary search engine and destination Portal in its market area. Results of operations in the future will be influenced by numerous factors including, among others, expansion, the Company's ability to drive traffic to its Web site, to attract "Big" affiliates, provide superior customer service and retain qualified personnel. The Company may incur problems, delays, expenses and difficulties during this stage, many of which may be beyond the Company's control. These include, but are not limited to, unanticipated regulatory compliance, marketing problems and intense competition that may exceed current estimates. There is no assurance that the Company will ever operate profitably.

Management of Growth

     In order to maximize potential growth in the Company's market opportunities, the Company believes that it must expand rapidly and significantly upon its entrance into the market place. This impetus for expansion will place a significant strain on the Company's management, operational and financial resources. In order to manage growth, the Company must implement and continually improve its operational and financial systems, expand operations, attract and retain superior management and train, manage and expand its employee base. The Company cannot guarantee that it will effectively manage the rapid expansion of its operations, that its systems, procedures or controls will adequately support its operations or that the Company's management will successfully implement its business plan. If the Company cannot effectively manage its growth, its business, financial condition and results of operations could suffer a material adverse effect.

     The Company expects that it will require additional equity and/or debt financing prior to becoming cash self-sufficient. The Company cannot give assurance that it will successfully negotiate or obtain additional financing, or that it will obtain financing on terms favorable or acceptable to it. The Company does not have any commitments for additional financing. The Company's ability to obtain additional capital depends on market conditions, the global economy and other factors outside its control. If the Company does not obtain adequate financing or such financing is not available on acceptable terms, the Company's ability to finance its expansion, develop or enhance products or services or respond to competitive pressures would be significantly limited. The Company's failure to secure necessary financing could have a material adverse effect on its business, prospects, financial condition and results of operations.

Competition

     The online commerce market for search engines, portals and Internet Service Providers ("ISP's") is rapidly evolving and intensely competitive. The Company's current or potential competitors include:

 .  AOL, Yahoo, Excite, MSN, AltaVista and others.
 .  Meta-search engines such as Byte Search, Cyber 411, Debriefing, DogPile and
   Meta Crawler
 . Online portals that have specialized consumer retail and consumer service offerings, C/net's Computer Shopper, Imall, NetMarket and others.

     The Company believes that the principal competitive factors in the online commerce market are:

 .  Accessibility;
 .  Brand recognition;
 .  Brand selection;
 .  Personalized services;

 .  Consumer service;
 .  Convenience;
 . Quality of editorial and other site content; and . Reliability

     Many of the Company's competitors have operating histories, large customer bases, greater brand recognition and significantly greater financial, marketing and other resources. Certain of the Company's competitors have the financial resources to devote greater resources to marketing and promotional campaigns and to devote substantially more resources to Web site and systems development. Increased competition may result in reduced operating margins and a diminished brand franchise. The Company cannot assure potential investors that the Company will compete successfully against future competitors.

Intellectual Property and Proprietary Rights

     The Company's success depends substantially upon its proprietary technology, including its meta-search engine, related site software and database technology. The Company will rely on a combination of trademark, copyright and trade secret laws, as well as confidentiality agreements and technical measures to protect its proprietary rights. Much of the Company's proprietary information may not be patentable, and the Company does not currently possess any patents. The Company currently has registered copyrights covering the Internet Sleuth meta-search engine. The Company has applied to register its "The BigHub.com" trademark and logo and will apply to register certain other trademarks in the United States and/or foreign jurisdictions.

Management's Discussion and Analysis of The BigHub.com, Inc.'s Financial Condition and Results of Operations

Introduction

     The following discussion is based upon, and should be read in conjunction with, the audited financial statements of the Company as of and for the years ended October 31, 1999 and 1998, together with the notes thereto.

     During the periods presented, the Company disposed of Coordinated Healthcare, Inc. and underwent a restructuring of its core business to Internet e-commerce. Accordingly, the Company believes that the following presentation of comparative results of operations, while required, is not meaningful. In addition, the Company believes that historical results are not indicative of future results.

Results of Operations

     Fiscal Year Ended October 31, 1999 Compared With the Fiscal Year Ended
     ----------------------------------------------------------------------
October 31, 1998 (as restated).
------------------------------

     For the year ended October 31, 1999, the Company had revenues of $35,914 and reported a loss from continuing operations before discontinued operations and extraordinary gain on forgiveness of debt of ($4,023,451), or ($0.59) per share. This compares to a restated loss before discontinued operations and extraordinary gain on forgiveness of debt of ($223,668), or ($0.32) per share for 1998, on revenues of $6,292. Operating expenses increased in the year ended October 31, 1999 to $3,570,729 from $223,577 in the year ended October 31, 1998 (as restated), an increase of $3,347,152.

     During the fiscal year ended October 31, 1999, general and administrative expenses increased by $2,948,579 to $3,146,982 from the $198,403 reported in the prior fiscal year (as restated). This change resulted from the increase in the overall business development activities of the Company including upgrading its search engine and web site and developing new sources of revenue, in contrast to the prior year's activities which were centered around the restructuring of the Company's core business to Internet e-commerce.

     Depreciation expense increased by $169,966 to $195,140 in fiscal 1999 compared to $25,174 in 1998 (as restated). This increase is primarily attributable to the depreciation over a full fiscal year of the search engine and website compared with approximately two months of search engine and website depreciation recorded in fiscal 1998 because of the acquisition date of the search engine and website.

     Interest expense increased by $447,388 to $453,563 in fiscal 1999 (1998 as restated: $6,175) primarily as a result of interest expense imputed as a result of the redemption of 5,000,000 shares of the Company's Preferred Stock for 7,750,000 shares of the Company's Class A Special Preferred Stock (See Part II,
Item 4 "Recent Sales of Unregistered Securities").

     Included in the net loss of ($504,361), or ($0.72) per share, for the year ended October 31, 1998 (as restated) was a net loss from discontinued operations of ($280,723) (See Part I, Item 1 "Description of Business; General").

Liquidity and Capital Resources

     During the fiscal year ended October 31, 1999, the Company's net cash position increased by $87,214. Although the Company generated $2,478,800 from financing activities, the Company's operating and investing activities utilized net cash of $2,391,586. These activities contributed to a net working capital deficit as of October 31, 1999 of ($3,039,196).


     During fiscal 1998, the Company, in connection with the acquisition of all the common stock of MCC, acquired an Internet search engine and web site for a total purchase price of $567,140. The purchase price was comprised of 1,700,000 shares of the Company's voting common stock, valued at $255,000, (estimated at $0.15 per share, based on the current private placement memorandum outstanding on the date of issuance) and 1,000,000 shares of the Company's preferred stock, valued at $150,000, and the assumption of liabilities in the amount of $162,140. The acquisition was accounted for as a purchase and, accordingly, the operating results pertaining to MCC subsequent to the date of the acquisition were included in the Company's operating results for the year ended October 31, 1998.

     At the time the Company completed its acquisition of the Search Engine and began operating the Search Engine on the Internet at www.isleuth.com, there were only about four (4) other meta-type search engines on the Internet. During the course of the ensuing months, the Company entered into various agreements to add content to and sell advertising on its web page. As the Company's financial statements for the year ended October 31, 1998, indicate, revenue generated by the Company during such time period was minimal.

     During the period from September 1998 to May 1999, while the Search Engine continued to operate on the Internet, the Company did little to enhance, modify or upgrade the underlying technology. As is typical with the Internet and with technology in general, that which is a quality product or technology one day could be replaced by better, faster and more technologically advanced products or technologies only months later. The Company's new management found this to be the case when it joined the Company in May 1999. While the Search Engine technology was adequate in September 1998, because the Company had not taken any substantial steps to upgrade or modify the technology, management determined that the Search Engine was no longer a competitive product on the Internet nor was it as attractive to the consumer.

     Management, acting upon its concern regarding the recorded value of the search engine and web site, consulted with a regional independent accounting firm with respect to its interim financial statements and the accounting firm also questioned the valuation of the Search Engine.

     As a result, the Company performed an analysis of the search engine and website in accordance with Statement of Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121") in order to determine if the Company had a long-term asset impairment issue. The following is the Company's review and conclusion with respect to certain of the SFAS 121 factors.

1.   A significant decrease in the asset's market value.  Based on this factor,
     --------------------------------------------------
the Company has determined that some
degree of asset impairment was likely due to the fact that at the time of the initial purchase and valuation of the Search Engine, only about four other comparable meta-search engines existed. As of May 31, 1999, there were approximately 20 meta-search engines that were as or more technologically advanced than the Company's Search Engine. Furthermore, in order to be as technologically advanced as the top existing search engines such as goto.com and
                                                                    --------
dogpile.com, the Company believes that it will need to incur a minimum of $1.5
-----------
million in additional development costs in the near term and up to $6.4 million before the Company even becomes profitable.

2.   A significant change in the way an asset is used.  Prior to May 31, 1999
     -------------------------------------------------
the Search Engine had been used by the Company under the name The Internet Sleuth (a name which the Company completely abandoned when it changed its corporate name from I-Sleuth.com to the BigHub.com) solely to generate revenue from banner ads, based on the number of visitors to the Company's web site. By contrast, the Company as part of its new business and Internet strategy views banner ads as less than 3% of its projected revenue stream. Banner ads can no longer be relied on as a reliable revenue source due to the existence and use of software packages that block them from appearing on the user's screens thereby allowing web pages to load more quickly. The Company now anticipates that a majority of its revenues will come from affiliate fees and click-throughs. The Company envisions that the consumer will use the Search Engine as a tool to locate products and services and match buyers and sellers of such products and services. As the Search Engine becomes a more powerful tool for consumers, affiliated entities and sponsors will benefit from the increased traffic on the Company's web site.

3.   A current period or history of operating or cash flow losses that implies
     -------------------------------------------------------------------------
continuing losses associated with an asset used to generate revenue.  The
--------------------------------------------------------------------
Company incurred losses of approximately $900,000 from the date of acquisition of the Search Engine through April 30, 1999. Furthermore, an estimated additional $6.4 million will have been spent on Search Engine enhancements and web site development before the Search Engine contributes to a profitable quarter

     Based upon the above, the Company retained an independent appraiser to determine, among other things, the fair market value of the Company as of May 31, 1999.

     In accordance with SFAS 121, the Company recorded an impairment loss on its Internet search engine and web site based in part on the valuation of the Company, performed by an independent appraiser. During the year ended October 31, 1999, management of the Company determined that $228,607 of the Internet search engine and web site had been impaired. Accordingly, the Company charged this amount to operations in the current year. No additional impairment has been determined by management as of October 31, 1999.

     During the year ended October 31, 1999, the Company sold 284,090 shares of common stock in private placement transactions for net proceeds to the Company of $1.5 million. During the past six months, the Company has relied heavily on funds borrowed from a principal shareholder, with $780,000 having been supplied in this manner as of December 31, 1999. The Company may be required to borrow additional funds from this shareholder or other sources. There cannot be any assurances that funds will continue to be available from this shareholder or any other source.

     Because the Company has incurred cumulative losses from inception through October 31, 1999 of $4,748,984, had a working capital deficit of approximately $3,039,196 as of October 31, 1999 and because of the lack of profitable operational history in internet services, the Company's auditors, in their report on the financial statements of the Company as of October 31, 1999, expressed doubt as to the Company's ability to continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company intends to obtain additional debt and equity financing for marketing, software development and the funding of operations as well as the generating of income from strategic alliances and sales of products and services. Management believes these funding sources will be sufficient to fund its capital expenditures, working capital requirements and other cash requirements through October 31, 2000. As of the date of this report, the Company is attempting to raise additional funds with a private placement to accredited investors. The Company seeks to raise approximately $3.0 million from such a placement, which we anticipate would be adequate funding for the next four months and for preparation of an anticipated secondary public offering. At present, the Company is managing the private placement. There is no assurance the Company will be able to obtain sufficient additional funds when needed, or that such funds, if available, will be obtainable on terms satisfactory to the Company.


Risk Factors That May Affect Future Results

     LIMITED OPERATING HISTORY; NO ASSURANCE OF PROFITABILITY OR POSITIVE CASH FLOWS. The Company has historically generated only limited revenues. Accordingly, the Company has a limited operating history upon which to evaluate its current business. In addition, the Company's business model is evolving and relies substantially upon private labeling, the sale of advertising on the Web and the collection of fees under affiliate agreements. The Company and its present affiliates are Web companies and part of a developing industry. Many companies in the new and rapidly evolving Web industry have demonstrated that they require considerable cash expenditures before achieving positive cash flows, and display a trend of operating losses for one to three years from inception. Accordingly the Company's business must be considered in light of the risks, expenses and problems frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as Web advertising and e-commerce.

     Specifically, such risks include, without limitation:

     . the inability of the Company to derive sufficient revenues from the co-branded services of its web sites and the additional costs the Company expects to incur in order to perform its obligations under agreements with its affiliates;

     . the inability of the Company to expand its international operations, particularly in light of the Company's limited operating experience in the international market;

     . the failure by the Company to continue to develop and extend the BigHub.com and related brands;

     . the inability of the Company to develop or acquire content for its services;

     . the inability of the Company's affiliates to generate commerce-related revenues;

     . the failure of the Company to anticipate and adapt to a developing market;

     . the introduction and development of equal or superior services or products by competitors, particularly in light of the fact that Microsoft and Netscape, operators of two of the most heavily-trafficked Web sites, offer competitive services;

     .    government regulation;

     . the inability of the Company to identify, attract, retain and motivate qualified personnel;

     .    and general economic conditions.

     The Company may not be able to succeed in addressing such risks.

     ACQUISITIONS MAY AFFECT THE COMPANY'S BUSINESS. The Company has in the past acquired, and may in the future acquire, businesses, technologies, services, product lines, content databases, or access to content databases. Acquisitions involve a number of special risks, including, among other things:

     . the difficulty of assimilating the technologies, operations and personnel of acquired companies with those of the Company;

     .    the potential disruption of the Company's business;

     . the diversion of resources, the incurrence of acquisition-related expenses, the write-off or amortization of intangible assets, the assumption of unknown liabilities;

     . and the inability to maintain uniform standards, controls, procedures and policies and the impairment of relationships with employees and strategic partners as a result of such acquisitions or the integration of new personnel.

     Any failure to successfully address these acquisition-related risks may have a material adverse affect on the Company's business.

     THE COMPANY DEPENDS ON SPONSORSHIP AGREEMENTS FOR REVENUES. The Company anticipates deriving a portion of its revenues from third parties to provide sponsored services and placements on the Company's Web sites. These sponsorships typically last for a longer period of time than traditional banner advertisement purchases. If these sponsorship arrangements do not meet the advertisers' expectations as to new customers or increased sales or brand awareness, the sponsors may not renew their arrangements with the Company. If the Company does not renew its existing sponsorships or obtain new sponsors, for any reason, its business could be adversely affected. The Company may also grant exclusivity provisions to certain of its sponsors. These provisions may prevent the Company from accepting additional sponsors or advertisers with respect to all or a portion of its web sites.

     A SUBSTANTIAL PORTION OF THE COMPANY'S REVENUE WILL BE DERIVED FROM PRIVATE LABELING AGREEMENTS. Private Labeling is where the Company provides to another business a complete website and e-commerce solution for the business to consumer and business to business sectors. This will include all front end and back end processing as well as access to an e-commerce content of up to approximately 5,000,000 SKU's. There will be a setup fee that the Company anticipates will range from $25,000 to $100,000, as well as monthly processing fees and in some instances revenue sharing on products sold. The target market will be companies that have annual volume of at least $25.0 million. There can be no assurances that the Company will be able to attract private labeling customers.

     THE COMPANY'S BUSINESS DEPENDS ON THE CONTINUED GROWTH IN INTERNET USE. The Company and its business may be adversely affected if usage of the Internet or other online services does not continue to grow. This growth could be hindered by a number of factors including: the adequacy of the Internet's infrastructure to meet increased usage demands; privacy and security concerns; and availability of cost-effective service. Any of these issues could cause the Internet's performance or level of usage to decline.

     RISKS ASSOCIATED WITH DEVELOPING WEB ADVERTISING MARKETS. The Web as an advertising medium has not been available for a sufficient period of time to gauge its effectiveness as compared with traditional advertising media. Therefore the Web is an unproven medium for advertising-supported services. Accordingly, the Company's future operating results will depend substantially upon the increased use of the Web for information, publication, distribution and commerce and the emergence of the Web as an effective advertising medium.

     The Company's ability to generate significant advertising revenues will also depend on, among other things, the development of a large base of users of the Company's services possessing demographic characteristics attractive to advertisers, the ability of the Company to accurately measure its user base and the ability of the Company to develop or acquire effective advertising delivery and measurement systems. Many of the Company's advertisers have only limited experience with the Web as an advertising medium, have not yet devoted a significant portion of their advertising expenditures to Web-based advertising, and may not find such advertising to be effective for promoting their products and services relative to traditional print and broadcast media. The adoption of Web advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business and exchanging information. Entities that already have invested substantial resources in other methods of conducting business may be reluctant to adopt a new strategy that may limit or compete with their existing efforts. The market for Web advertising may not continue to emerge or become sustainable. If the market fails to develop or develops more slowly than expected, the Company's business may be materially and adversely affected. No standards have been widely accepted for the measurement of the effectiveness of Web-based advertising, and there can be no assurance that such standards will develop sufficiently to support the Web as an effective advertising medium. Advertisers may not continue to accept the Company's or other third-party measurements of impressions, and such measurements may contain errors. In such event, the Company's advertising revenues may be materially adversely affected, which may have a material adverse affect on the Company's business.

     In addition, there is intense competition in the sale of advertising on the Web, resulting in a wide range of rates quoted and a variety of pricing models. This makes it difficult to project future levels of advertising revenues and rates. It is also difficult to predict which pricing models will be adopted by the industry or advertisers. For example, advertising rates based on the number of "click-throughs", or user requests for additional information made by clicking on the advertisement from the Company's network to the advertiser's Web pages, instead of rates based solely on the number of impressions displayed on users' computer screens, would materially adversely affect the Company's revenues. As a result of these risks, the Company may not succeed in generating significant future advertising revenues from Web-based advertising. The failure to do so may have a material adverse affect on the Company's business.

     Advertisers may also determine that banner advertising, is not an effective or attractive advertising medium. The Company may not be able to effectively transition to any other forms of Web advertising should they develop and achieve market acceptance. Moreover, "filter" software programs that limit or prevent advertising from being delivered to a Web user's computer are available. Widespread adoption of such software by users may have a material adverse affect upon the commercial viability of Web advertising.

     RISK OF CAPACITY CONSTRAINTS OR SYSTEM FAILURES. The Company is dependent on its ability to generate a high volume of traffic to the Company's web sites. Accordingly, the performance of the Company's web sites is critical to the Company's reputation, its ability to attract advertisers and to achieve market acceptance of the Company's web sites. Any system failure that causes interruptions in the availability of or that increases response time of the Company's services could reduce user satisfaction and traffic to the Company's web sites and, if sustained or repeated, would reduce the attractiveness of the Company's web sites to advertisers and consumers. An increase in the volume of searches conducted through the Company's web sites could strain the capacity of the software or hardware deployed by the Company, which could lead to slower response time or system failures. In addition, as the amount of Web pages and traffic on the Company's services increases, there can be no assurance that the Company's web sites will be able to scale proportionately. The Company is also dependent upon timely feeds and downloads of information from content providers and is dependent upon providers of Web browsers and on Internet and online service providers and other Web site operators, which have experienced significant outages in the past, for access to its network. In the past, Web consumers have experienced outages, delays and other difficulties due to system failures unrelated to the Company's systems and services. Additional difficulties may also materially and adversely affect consumer and advertiser satisfaction. To the extent that the capacity constraints described above are not effectively addressed by the Company, such constraints may have a material adverse affect on the Company's business.

     Substantially all of the Company's communications hardware and certain of its computer hardware operations are located at leased facilities in Newport Beach, California, an area susceptible to earthquakes. The Company has experienced system failures or outages from time to time in the past, which have disrupted the operation of the Company's web sites. A system failure at this location may adversely affect the performance of the Company's web sites. These systems are also vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events. In the event that the Company seeks to replicate its systems at other locations, it would face a number of technical challenges, particularly with respect to database replication and the need to constantly update distributed databases, the Company may not be able to successfully address these challenges. Although the Company carries property insurance, it does not carry business interruption insurance. In addition, the low coverage limits on the property insurance are likely to be inadequate to compensate the Company for all losses that may occur. The Company's servers are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptive problems.

Computer viruses, break-ins or other problems caused by third parties could lead to interruptions, delays or cessations in service to users of the Company's web sites. The occurrence of any of these risks may have a material adverse affect on the Company's business.

     Year 2000 Compliance.
     ---------------------

     To the fullest extent permitted by law, the following discussion is a "Year
--------------------------------------------------------------------------------
2000 Readiness Disclosure" within the meaning of the Year 2000 Information and
------------------------------------------------------------------------------
Readiness Disclosure Act 105 p.l. 271. Compliance with the Year 2000 Information
--------------------------------------------------------------------------------
and Readiness Disclosure Act does not preclude claims for violations of federal
-------------------------------------------------------------------------------
securities laws.
---------------

     The Year 2000 problem is the result of computer programs being written to recognize two digits rather than four to define the applicable year. This causes computer programs to interpret a date using "00" as the year 1900 rather than the year 2000, which could result in computer failures and miscalculations. The effects of this issue will vary from system to system and may adversely affect an entity's operations and its ability to prepare financial statements.

     All systems and applications at TheBigHub.com are Year 2000 compliant. This includes both servers and desktop systems and applications. The overall infrastructure of TheBigHub.com was built starting in May 1999. We undertook specific steps to ensure that all systems and applications acquired are Year 2000 compliant. The MetaSearch technology acquired from Isleuth was completely reengineered and is also Year 2000 compliant. However, there can be no assurance that the Year 2000 problem will not affect the Company by causing disruptions in the business operations of persons with whom the Company does business, such as customers or suppliers. Year 2000 problems could have a material adverse effect on the Company.

     If the necessary providers of power, communications and other such providers of important services are not fully prepared for the year 2000, the Year 2000 could have a material impact on the Company. We have no way of knowing how the Year 2000 will affect Internet functions.



                            DESCRIPTION OF PROPERTY

     The Company currently has two (2) business offices. The Company's principal executive office resides in San Antonio, Texas, where the Company is being provided office space free of charge by a corporation controlled by the Company's Chairman of the Board. The Company also has a regional office in Newport Beach, California, where it is subleasing space from The BigStore.com, Inc., an affiliated entity, which has a common director and certain common officers and shareholders. The Lease is month to month at a rental of $6,800 per month. The premises are in good condition and adequately insured. The Company plans to open a regional office in the New York City area. Sales and marketing functions will be the primary purpose of the regional offices.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as of the date hereof with respect to the beneficial ownership of the Company's voting securities by (i) each person known by the Company to own beneficial 5% or more of its voting securities (ii) each director and officer of the Company and (iii) all directors and officers as a group.

                                                     Type of Security  Shares Beneficially   Percentage Beneficially
                                                          Owned               Owned                 Owned (1)
                                                     ----------------  --------------------  ------------------------
      Name and Address of Beneficial Owner (2)
---------------------------------------------------
Stilden Company O, D...............................      Common Stock       5,941,250 (2) (3)                 36.89%
2939 Mossrock, Suite 100
San Antonio, TX  78230

Yucatan Holding Company............................      Common Stock       1,794,700 (4)                     11.14%
3003 Keller Bend Road
Knoxville, TN  37922

I-Commerce Group, Inc..............................      Common Stock       1,076,814 (5)                      6.69%
6312 Baum Drive
Knoxville, TN  37919

Frampton Investments, LLC..........................      Common Stock       1,100,000 (6)                      6.83%
P.O. Box 8
Huntington Beach, CA 92648

Hare Investments, LLC..............................      Common Stock       1,100,000 (7)                      6.83%
PMB 327
3504 Earle E. Morris Jr. Hwy
Greenville, SC 29611

Techlabs, Inc......................................      Common Stock       1,000,000 (8)                      6.21%
3415 Galt Ocean Drive
Fort Lauderdale, FL  33308

Chet Howard O .....................................      Common Stock         400,000 (9)                      2.48%
1005 Skyline Drive
Laguna Beach, CA 92651

Mark Doumani O.....................................      Common Stock         400,000 (10)                     2.48%
10050 Highcliff Drive
Santa Ana, CA 92705

Roger Riddell D ...................................      Common Stock          50,000                             *
9940 Santa Monica Blvd., #710
Beverly Hills, CA 90210

Rod Perth D .......................................      Common Stock          50,000                             *
5358 Melrose Ave.,
Suite 300W
Hollywood, CA 90038

David Burrows O....................................      Common Stock               0                             *
113 Aspen Lane
Costa Mesa, CA 92627-1360

All Directors and Officers as a Group (6 Persons)..      Common Stock       6,841,250                         42.48%

_________________________
* Indicates less than one percent (1%).

(1) Beneficial ownership is determined in accordance with the applicable rules under the 1934 Act, including any shares of Common Stock as to which a person has sole or shared voting or investment power. Additionally, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable, or become exercisable within 60 days from the date hereof, are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. Percentage ownership is based on 16,105,976 shares of Common Stock outstanding.
(2) Stilden Company is controlled by Frank W. Denny, the Company's CEO and Chairman of the Board.
(3) Includes 3,877,500 shares of Common Stock over which Stilden Company has voting power pursuant to several irrevocable proxies granted by certain members of management and other shareholders. The proxies generally are effective for periods of one (1) to three (3) years from the date of grant.
(4) Jayne Dorrough is deemed to be the beneficial owner of the shares owned by Yucatan Holding Company by virtue of her status as its sole director, officer and shareholder. Yucatan Holding Company has granted an irrevocable proxy to vote the 1,794,700 shares to Stilden Company, which proxy will expire no later than April 30, 2002.
(5) J.D. Jenkins is deemed to be the beneficial owner of the shares owned by I-Commerce Group, Inc., by virtue of his status as its Chairman and Chief Executive Officer.
(6) Carol Monnot is deemed to be the beneficial owner of the shares owned by Frampton Investments, LLC, by virtue of her status as its sole manager.
(7) Barbara Hauck is deemed to be the beneficial owner of the shares owned by Hare Investments, LLC, by virtue of her status as its sole manager.
(8) John Bennett and Thomas Taule are deemed to be the beneficial owners of the shares owned by Techlabs, Inc., by virtue of their status as its President and Chairman of the Board, respectively.
(9) Mr. Howard has granted an irrevocable proxy to vote the 400,000 shares to Stilden Company, which proxy will expire no later than June 8, 2001.
(10) Mr. Doumani has granted an irrevocable proxy to vote the 400,000 shares to Stilden Company, which proxy will expire no later than June 8, 2001.

   DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Management

     The Company is assembling a team of managers and entrepreneurs with experience in the areas of e-commerce, and e-tailing and a shared commitment to its future growth and success.

     The following table sets forth the names, ages, and positions of the executive management team of The BigHub.com.

--------------------------------------------------------------------------------
Name              Position                                                 Age
Frank W. Denny    Chief Executive Officer/Chairman of the Board/Director   65

Chet Howard       Senior V. P., Finance/Chief Financial Officer/Secretary  56

Mark Doumani      ExecutiveVice President, Business Development            33

David Burrows     Chief Technology Officer                                 41

Rod Perth         Director                                                 56

Roger Riddell     Director                                                 53

Executive Management

Frank W. Denny, Chief Executive Officer/Chairman of the Board/Director. Mr. Denny joined The BigHub.com in April 1999 as its Chairman of the Board and a member of the Board of Directors. Effective January 1, 2000, he became its Chief Executive Officer. Mr. Denny had served as the President, Chief Executive Officer and Chairman of the Board of Shopping.com, a leading U.S. Internet retail site that was purchased by Compaq Corporation in 1999. He is also the President and CEO of Cibolo Group, a private marketing and consulting group headquartered in San Antonio, Texas, and has served in those offices since 1991. Cibolo Group is engaged in the sale, marketing and manufacture of general hard line retail merchandise and provides consulting services, specializing in retail concept development and implementation as well as mergers and acquisitions. Prior to this time, Mr. Denny was a Founder, Chairman of the Board, President and CEO of Builders Square, one of the largest retail home improvement warehouse operations in the United States. Prior to Builders Square, Mr. Denny was President of W.R. Grace Home Centers, a chain of home centers operating over 300 stores nationally. Mr. Denny was an officer of the Home Center Institute and a charter member of the National Home Center Congress and Exposition. He was also a founder of the Do It Yourself Research Institute based in Indianapolis, Indiana.



Chet Howard, Senior Vice President, Finance/Chief Financial Officer/Secretary. Mr. Howard joined The BigHub.com in June 1999 as its Chief Financial Officer. In July 1999, Mr. Howard was also elected Secretary. Mr. Howard brings to The BigHub.com a wide range of experience in accounting, corporate finance and management. Over the years he has held a variety of senior financial and executive positions with companies engaged in retail, Internet services and product distribution and merchandising. From May 1997 to May 1999, Mr. Howard was the Chief Financial Officer of U.S.A. Service Systems, Inc., a merchandising company. From April 1995 to May 1997, Mr. Howard owned and operated his own consulting company which provided financial advice to small emerging companies. In addition, from June 1993 to March 1995, Mr. Howard was the Chief Financial Officer of Chilean-based Inter-Americas Communications Corp., considered one of the first competitive Internet access providers. In 1986, Mr. Howard co-founded Sports Authority, one of the nation's leading sporting goods retail chains.

Mark Doumani, ExecutiveVice President of Business Development. Mr. Doumani joined The BigHub.com in June 1999. Mr. Doumani has over 10 years experience in the start-up and management of small to large-sized business ventures. Prior to joining the Company, from July 1998 to June 1999, Mr. Doumani was an executive producer for Tyrone Productions, LLC, which produced the feature film "Tyrone". From April 1996 to July 1998, Mr. Doumani served as President and Executive Vice President of Travelmax International, Inc., as part of the strategic reorganization team. Travelmax specializes in the sale of travel and Internet-related products with sales of $40 million to $50 million. From 1995 to 1998, Mr. Doumani was the President of Mondo Diamond Entertainment, a small entertainment company which owned cartoon animated properties. In 1992, Mr. Doumani co-founded True Light Films, an animation production company once selected by Animation Magazine's Who's Who in animation production. Mr. Doumani served from 1992 to 1995 as the President and a director of True Light Films. In 1995, Mr. Doumani developed an Internet education and Web site know as NetMax 2000. This product continues to have success in the marketplace, with first-year sales exceeding $1 million. Mr. Doumani was also a co-founder of and, from 1989 to 1994, the Vice-President of Operations at Doumani Development Corporation, a family-owned real estate development company specializing in hotels, shopping centers and custom estates. He was responsible for property acquisition, drafting agreements, and sales and marketing. He completed his undergraduate studies at the University of California, Los Angeles, and received his Juris Doctor from Western State University. Mr. Doumani is the managing partner of Doumani & Grandon, a California-based law firm and a member of the California and American Bar Association.

David Burrows, Chief Technology Officer. Mr. Burrows joined The BigHub.com in April 1999. From 1995 to the date he joined The BigHub.com, Mr. Burrows served as Director of IS Infrastructure Services for The Orange County Register. He managed a staff of 60, responsible for the overall systems management of 70 computing platforms with 10 disparate operating systems, as well as desktop and network engineering, computer operations and support desk. From 1989 to 1995, Mr. Burrows served as Director, IS Infrastructure Services for FHP, Inc, managing a staff responsible for the overall support and systems management of 10 computing platforms. Mr. Burrows holds extensive experience with over 24 years in multi-vendor, multi-platform environments.

Rod Perth, Director. Mr. Perth joined The BigHub.com in May 1999. Mr. Perth also serves as President of Entertainment of Jim Henson Television Group Worldwide, a division of Jim Henson T.V., a position he has held since May 1999. From October 1994 to July 1998, Mr. Perth was President, Entertainment, USA Networks. He successfully led all programming efforts for both the USA Network, and the Sci-Fi Channel. His efforts to move USA from a cable network largely dependent on re-run programming, to a network that developed many original dramatic series as well as movies and mini-series, allowed USA to regain its position as the number one basic cable network. He joined USA after a productive 28 year career at CBS Television, where he rose through the ranks by starting in the mail-room, and eventually becoming Senior Vice-President, Late Night and including Marvel Entertainment, Non-Network Programs. Mr. Perth is on several corporate and civic boards, and he was named "Man of the Year" by The Alliance for Children, in 1996.

Roger Riddell, Director. Mr. Riddell joined The BigHub.com in May 1999. For the past 25 years, Mr. Riddell has been the President of RNF Holding Co., and has an extensive background in marketing, advertising, and broadcasting. RNF's client list includes many top U.S. Companies such as Burger King, Arby's Restaurants, Virgin Megastores, Corbett Canyon Wine, Hollywood Park and Los Alamitos Racetracks, Lamps Plus, California Jeep Dealers Association and Mandalay Bay Hotel. Mr. Riddell formed International Film Marketing in 1981, a Beverly Hills-based film production and distribution company. Since its inception, International Film Marketing has distributed over 40 films both in the U.S. and internationally. His films include Academy Award Nominee "On Any Sunday" and "The Endless Summer."

Dependence on Key Management

     The Company's performance depends substantially on the continued services and performance of its senior management and other key personnel. The Company's performance also depends on its ability to retain and motivate its other qualified officers and key employees.

                    REMUNERATION OF DIRECTORS AND OFFICERS

Executive Compensation

     The following table sets forth information concerning the compensation of the named executive officers for each of the Company's last three (3) fiscal years ended October 31.

                          Summary Compensation Table


------------------------------------------------------------------------------------------------------------------------------------
                                                   Annual Compensation                            Long-Term Compensation
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  Awards                           Payouts
------------------------------------------------------------------------------------------------------------------------------------
                                                                      Restricted       Securities
Name and            Fiscal                          Other Annual         Stock         Underlying         LTIP          All other
Principal           Year     Salary      Bonus      Compensation       Award(s)       Options/SARs       Payouts       Compensation
Position                      ($)         ($)           ($)              ($)              (#)             ($)             ($)
------------------------------------------------------------------------------------------------------------------------------------
Patrick J.          1999     $102,522    $      0       $0               $0               -0-             $0           $    0
DeMicco,
Director, CEO
and President (1)
------------------------------------------------------------------------------------------------------------------------------------
J. Douglas          1999     $ 82,500    $100,000       $0               $0               -0-             $0           $4,000 (3)
Martinez,
Chief
Operating
Officer (2)
------------------------------------------------------------------------------------------------------------------------------------
John Bennett,       1999     $      0    $      0       $0               $0               -0-             $0           $    0
Director, CEO       1998     $      0    $      0       $0                                -0-             $0           $    0
and President (4)
------------------------------------------------------------------------------------------------------------------------------------
Thomas Taule,       1999         *       $      0       $0               $0               -0-             $0           $    0
Director, CEO       1998         *       $      0       $0               $0               -0-             $0           $    0
and Secretary       1997     $ 37,000    $      0       $0               $0               -0-             $0           $    0
(4), (5)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

________________________

(1) Mr. De Micco willingly tendered his resignation as the Company's President, Chief Executive Officer, and a Director on November 1, 1999.
(2) Mr. Martinez willingly tendered his resignation as the Company's Chief Operating Officer on December 10, 1999.
(3) Represents amounts paid by the Company for Mr. Martinez's housing between July and October, 1999.
(4) Messrs. Bennett and T. Taule willingly tendered their resignations in May, 1999, in connection with the restructuring of the Company's management at the direction of the Company's controlling shareholders. The restructuring of the Company's management was an integral step in the Company's launching of its new Internet strategy.
(5) Mr. T. Taule served as the Company's President and Chief Executive Officer during fiscal year 1997.
* Denotes that annual compensation for such fiscal year was less than $100,000.

     See "Employment Agreements" below for a description of the compensation and other benefits to be paid to the Company's current executive officers.

     Directors of the Company who are also employees do not receive cash compensation for their services as directors or members of committees of the Board of Directors, but are reimbursed for their reasonable expenses incurred in connections with attending meetings of the Board of Directors or management committees. Non-employee directors are expected to be paid a fee of $5,000 per Board meeting attended and may be granted options to purchase shares of the Company's Common Stock, and reimbursement for expenses.

Stock Option Grants

     During the fiscal year ended October 31, 1998, the Company did not grant any stock options to directors, executive officers or employees. In June 1999, the Company's Board of Directors and shareholders adopted and approved the Company's 1999 Stock Incentive Plan (the "Plan"). The Company has initially reserved 1,500,000 shares of common stock under the Plan for grants to employees, directors and consultants. The shares reserved under the Plan shall automatically be increased on January 1 of each year, commencing on January 1, 2000, by the lesser of 300,000 shares or 1.5% of the Company's outstanding common stock on such date. As of October 31, 1999, the Company had granted options to purchase 472,500 shares of the Company's common stock under the Plan. Of the options granted to date, the Company has granted to David Burrows, Chief Technical Officer, an incentive stock option to purchase 56,817 shares of the Company's common stock at an exercise price of $5.28 per share, the fair market value of the Company's common stock on the date of grant. On the same date, the Company also granted to Mr. Burrows a non-statutory stock option to purchase 43,183 shares of the Company's common stock at an exercise price of $4.48 per share. On the same date, the Company granted to each of its two (2) non-employee directors, Messrs. Perth and Riddell, a non-statutory stock option to purchase 75,000 shares of the Company's common stock at an exercise price of $4.48 per share. Each of the foregoing options vests over a period of three (3) years with one-third vesting on the first anniversary of the date of grant and the remaining two-thirds vesting pro rata each month over a period of twenty-four months. The options have a term of ten (10) years and expire in June 2009.

Employment Agreements

     Frank W. Denny has a three (3) year employment agreement ("Term") with the Company to perform the duties of Chief Executive Officer at an annual salary of $240,000 ("Base Salary") per year. In addition to the Base Salary, Mr. Denny is eligible for an annual incentive bonus ("Incentive Bonus") in an amount not to exceed one hundred percent (100%) of the Base Salary. The Incentive Bonus is a formula based plan tied to execution of the Company's planned profit. The Company will also pay Mr. Denny an auto allowance of $1,500 per month and provide all other benefits of employment provided to the other employees of the Company holding comparable positions within the Company, including but not limited to, paid vacation, paid health insurance for Mr. Denny, his spouse and dependents, paid life insurance to a maximum of Base Salary, paid mobile telephone expense for business use, and participation in retirement and investment programs as instituted by the Company. If Mr. Denny is terminated without cause he would receive a severance payment equal to (i) the greater of
(a) the remaining Base Salary payable through the remaining Term, or (b) twenty-four (24) months Base Salary, plus (ii) a pro rata portion of any Incentive Compensation earned for the year in which termination occurs prorated to the date of termination plus (iii) any unreimbursed expenses accruing to the date of termination. The Company will also continue Mr. Denny's benefits through the remainder of the Term.

     The Company has also entered into employment agreements with Messrs. Doumani and Howard. Mr. Doumani has a two (2) year employment agreement with the Company, commencing June 1999, to perform the duties of Executive Vice President of Business Development at an initial Base Salary of $200,000 per year. In addition to the Base Salary, Mr. Doumani is eligible for an annual incentive bonus ("Incentive Bonus") in an amount not to exceed one hundred percent (100%) of the Base Salary. The Incentive Bonus is a formula based plan tied to execution of the Company's planned profit. The Company will also pay Mr. Doumani an auto allowance of $1,500 per month and provide all other benefits of employment provided to the other employees of the Company holding comparable positions within the Company, including but not limited to, paid vacation, paid health insurance for Mr. Doumani, his spouse and dependents, paid life insurance to a maximum of Base Salary, paid mobile telephone expense for business use, and participation in retirement and investment programs as instituted by the Company. If Mr. Doumani is terminated without cause he would receive a severance payment equal to (i) the greater of (a) the remaining Base Salary payable through the remaining Term, or (b) twenty-four (24) months Base Salary, plus
(ii) a pro rata portion of any Incentive Compensation earned for the year in which termination occurs prorated to the date of termination plus (iii) any unreimbursed expenses accruing to the date of termination. The Company will also continue Mr. Doumani's benefits through the remainder of the Term.

     Mr. Howard's employment agreement provides for a two (2) year term, commencing in June, 1999, pursuant to which Mr. Howard has agreed to perform the duties of Senior Vice President and Chief Financial Officer at an initial base salary of $175,000 (the "Base Salary"). In addition to the Base Salary, Mr. Howard is eligible for an annual incentive bonus ("Incentive Bonus") in an amount not to exceed one hundred percent (100%) of the Base Salary. The

Incentive Bonus is a formula based plan tied to execution of the Company's planned profit. The Company will also pay Mr. Howard an auto allowance of $1,000 per month and provide all other benefits provided to the other employees of the Company holding comparable positions within the Company, including but not limited to, paid vacation, paid health insurance for Mr. Howard, his spouse and dependents, paid life insurance to a maximum of Base Salary, paid mobile telephone expense for business use, and participation in retirement and investment programs as instituted by the Company. If Mr. Howard is terminated without cause he would receive a severance payment equal to (i) the greater of
(a) the remaining Base Salary payable through the remaining term or (b) eighteen
(18) months Base Salary, plus (ii) a pro rata portion of any Incentive Compensation earned for the year in which termination occurs prorated to the date of termination plus (iii) any unreimbursed expenses accruing to the date of termination. The Company will also continue Mr. Howard's benefits through the remainder of the Term.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company has entered into a sublease agreement with The BigStore.com, Inc., an affiliated entity, which has a common Chief Technology Officer, Mr. David Burrows. The Lease is month to month at a rental of $6,800 per month.

     The sublease arrangement may be terminated by either party upon 30 days' prior notice. The Company is required to maintain insurance in accordance with the terms of the underlying lease and name The BigStore.com as an additional insured on such policies. Further, the Company is required to indemnify The BigStore.com from all claims and damages arising out of the Company's use of the subleased property.

     In November 1999, the Company entered into a "Back-end Processing Technology" License Agreement ("License") with The BigStore.com, Inc. for a five-year term with an automatic three-year renewal. Pursuant to the agreement, The BigStore.com granted the Company an exclusive worldwide master License to use and sub-license the BigStore's e-commerce technology. In connection with the Licenses, the Company agreed to pay The BigStore.com seventy-five percent (75%) of the aggregate cash collected from the sub-licensing of the technology to third parties.

     The Company has also entered into an affiliate agreement with The BigStore.com, pursuant to which the Company has agreed to provide strategic placement of advertising and marketing for The BigStore.com on the Company's website. As of December 31, 1999, the Company has not received any payments nor recorded any revenue related to this agreement.

     In April 1999, the Company entered into a three-year consulting agreement with Stilden Company. Pursuant to the agreement, the Company shall pay Stilden Company $41,500 per month for consulting services. Additionally, the Company shall provide the lead consultant with full health and life insurance benefits during the term of the agreement. Stilden Company is controlled by Frank W. Denny, the Company's CEO and Chairman of the Board. As of December 31, 1999, the Company had paid Stilden Company $40,000 due under this agreement. As of January 1, 2000 the agreement was terminated when Mr. Denny accepted the position of Chief Executive Officer of the Company.

                           DESCRIPTION OF SECURITIES

Common Stock

     The Company's Articles of Incorporation, as amended, authorize the issuance of 50,000,000 shares of Common Stock, par value $.001 per share. Holders of shares of Common Stock are entitled to one vote per share at all meetings of stockholders. In the event of liquidation, dissolution or winding up of the Company, holders of the Common Stock will be entitled to receive on a pro rata basis 99% of assets of the Company remaining after satisfaction of all liabilities and payment of any preferred liquidation rights with liquidation preference. As of December 31, 1999, there were 16,105,976 shares of Common Stock issued and outstanding.

     Restricted Stock

     Of the 16,105,976 shares of Common Stock outstanding, 12,967,915 shares are deemed to be restricted securities under Rule 144 under the Securities Act. In general, under Rule 144, a person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period, a number of shares that does not exceed, in the case of the Company, one percent of the then outstanding shares of Common Stock, which will equal approximately 161,060 shares as of the date hereof.

     Sales under Rule 144 are also subject to requirements concerning availability of public information, manner of sale and notice requirements. Of the 13,284,590 restricted shares referred to above, approximately 3,813,000 are currently tradable under Rule 144 (subject to the volume limitation and other requirements) and approximately 1,000,000 shares and 8,471,590 shares will be tradable under Rule 144 in May 2000 and June 2000, respectively. Under Rule 144, the volume and other restrictions expire as to non-affiliate shareholders after such shareholders have owned the shares for a minimum of two (2) years.

Preferred Stock

     The Company's Articles of Incorporation, as amended, authorize the issuance of 25,000,000 shares of Preferred Stock, par value $.001 per share.

     Voting Rights

     Preferred Stock - Each share of Preferred Stock is entitled to one vote per share.

     Liquidation Rights

     Preferred Stock - Upon a liquidation of the Company, holders of Preferred Stock are entitled to receive 1% of the assets of the corporation available to the shareholders upon liquidation with the holders of the Common Stock receiving the other 99%.

     Redemption

     Preferred Stock - Preferred Stock is redeemable at the Company's option for one share of common stock.

                                    PART II

Item 1.   Market Price of and Dividends on the Registrant's Common Equity and
          -------------------------------------------------------------------
Other Shareholder Matters.
--------------------------

          The Company's Common Stock is traded on the over-the-counter market. The following sets forth the range of high and low bid quotations for the periods indicated as reported by Nasdaq Trading and Market Services. Such quotations reflect prices between dealers without retail mark-up, markdown or commission and may not represent actual transactions and is quoted on the OTC Bulletin Board under the symbol BHUB. The stock is thinly traded and transactions in the stock are sporadic and infrequent.

               Quarter Ended            High Bid            Low Bid
               ------------------       --------            -------

               October 31, 1999           $ 7.63             $ 2.56
               July 31, 1999              $16.88             $ 4.81
               April 30, 1999             $10.13             $ 5.25
               January 31, 1999           $21.25             $ 0.88
               October 31, 1998           $ 9.25             $ 1.00
               July 31, 1998              $15.00             $ 0.60
               April 30, 1998             $31.20             $ 3.80
               January 31, 1998           $51.20             $10.00

          There was no trading activity report for the Company's Common Stock prior to the fiscal quarter ended January 31, 1998. The reported prices for fiscal quarters ended October 31, 1998 and prior have been adjusted for the Company's 20 to 1 reverse stock split on August 10, 1998.

          As of December 31, 1999, there were approximately 83 holders of record of the Company's Common Stock.

          The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Any payment of cash dividends on the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plan for expansion, as well as other factors the Board of Directors deems relevant.

Item 2.   Legal Proceedings.
          -----------------

          As of the date hereof, the Company is not a party to any material pending legal proceeding and is not aware of any threatened legal proceeding, with the exception of a lawsuit threatened by TomCo Holdings, Inc., a former consultant to the Company which has asserted a claim for consulting fees allegedly payable by the Company. The Company believes the claims of TomCo Holdings, Inc. are without merit and intends to vigorously contest them.

Item 3.   Changes in and Disagreements with Accountants.
          ---------------------------------------------

          On November 5, 1999, the Company dismissed Reel & Swafford, P.L.L.C. (the "Former Auditor") as its independent auditor. The Former Auditor's audit reports on the Company's financial statements for the years ended October 31, 1998 and 1997, were included in the Company's Form 10-SB, which was filed on August 20, 1999. Neither of the audit reports contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principals.

          The decision to dismiss the Former Auditor was approved by the Company's Board of Directors.

          The Company's decision to dismiss the Former Auditor resulted from management's disagreement with the

Former Auditor over the valuation of the Company's search engine technology and Internet Web Site (the "Search Engine and Web Site"). The Company completed the acquisition of the Search Engine and Web Site in September, 1998, at which time management, in accordance with generally accepted accounting principles, valued the Search Engine and Web Site at $5,971,584. The recorded value of the Search Engine and Web Site was audited by the Former Auditor in connection with their audit of the Company's financial statements for the year ended October 31, 1998, and the Former Auditor issued an unqualified opinion with respect to such financial statements, which included the Search Engine and Web Site recorded as an asset at the aforementioned value.

          In May, 1999, a new management team joined the Company. During the ensuing months, certain factors led the Company's management to question the recorded value of the Search Engine and Web Site and its current net realizable value. Consequently, the Company conducted a revised valuation and impairment analysis pursuant to Statement of Financial Accounting Standards No. 121 ("SFAS 121"). Based on updated information as to the fair value of the stock exchanged, the asset should have been recorded at $567,140, and based in part on an independent appraisal of the Company's assets, management determined that the value of the Search Engine and Web Site should be written down as of the Company's most recent fiscal year ended October 31, 1999. The effect on the Company's financial statements for the year ended October 31, 1999 would be a reduction of $228,607 in the adjusted recorded value of the Search Engine and Web Site and a corresponding reduction in the Company's recorded shareholders' equity. During this process, the Company consulted with another independent accounting firm which agreed in theory with the Company's approach to valuing the Search Engine and Web Site.

          Since a restatement of the valuation of the Search Engine and Web Site as of such date would require the Company's financial statements for the year ended October 31, 1998 to be restated, the Company discussed the matter with the Former Auditor. During its initial discussions with the Company regarding restating the October 31, 1998 financial statements, the Former Auditor informed the Company that it would not restate the October 31, 1998 financial statements because it believed that the Search Engine and Web Site were properly recorded and properly stated at their current net realizable values under SFAS 121 and, therefore, that the October 31, 1998 financial statements were presented fairly in accordance with generally accepted accounting principles.

          Upon further discussions, the Company determined that its disagreement with the Former Auditor was not going to be resolved, as each party felt that its position was in accordance with generally accepted accounting principles. Consequently, following the approval of its Board of Directors, the Company informed the Former Auditor by letter dated November 5, 1999, that the Company was dismissing the Former Auditor.

          On November 8, 1999, the Company engaged Corbin & Wertz as its new independent auditor (the "New Auditor") to audit the Company's financial statements for the years ended October 31, 1999 and 1998. The appointment of the New Auditor was approved by the Company's Board of Directors. Prior to its decision to dismiss its Former Auditor, the Company consulted with the New Auditor with respect to its approach to the valuation of the Search Engine and Web Site, as discussed above. The New Auditor provided oral advice that the Company's approach to valuing the Search Engine and Web Site was in theory compliant with generally accepted accounting principles. The Company has asked the Former Auditor to respond fully to any inquiries proffered by the New Auditor regarding the subject matter of the Former Auditor's disagreement with the Company over the valuation of the Search Engine and Web Site.

Item 4.   Recent Sales of Unregistered Securities.
          ---------------------------------------

          The following provides information concerning all sales of securities within the last three (3) years which were not registered under the Securities Act of 1933, as amended (the "Securities Act"):


          1. In April 1998, the Company issued 6,855 shares of Common Stock (adjusted for the Company's 1 for 20 reverse stock split in August 1998) for $103,200 cash in exercise of outstanding warrants from the Company's prior offering under Rule 504 of the Securities Act in April 1996. The shares were issued to existing shareholders in a private unsolicited transaction pursuant an exemption from registration under Section 4(2) of the Securities Act.

          2. From July 1998 to October 1998, the Company conducted a private placement of its Common Stock pursuant to Rule 504 of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act (the "July 1998 Private Placement"). The Company issued to eight (8) investors a total of 876,000 shares of Common Stock at $0.15 per share in exchange for cash consideration, plus 100,000 shares in exchange for a note receivable.

          3. Common shares were issued for project development services and administrative services during the fiscal year ended October 31, 1998 which totaled 24,833 shares at a value of $0.15 per share, pursuant to an exemption from registration under Section 4(2) of the Securities Act. Of the foregoing, 12,833 shares were issued November 11, 1997, when the Company's stock was trading at approximately $20 per share (giving effect to the 1 for 20 reverse split) and 12,000 shares were issued October 6, 1998, when the stock was trading at $8.00 per share.

          4. In August 1998, the Company entered into an agreement with a shareholder in which the Company redeemed 100,000 shares of the Company's common stock for 5,000,000 shares of the Company's preferred stock. The fair market value of the common stock and the preferred stock on the date of exchange was $0.15 based on the July 1998 Private Placement. The shares of preferred stock were issued in a private, unsolicited transaction pursuant to an exemption from registration under Section 4(2) of the Securities Act.

          5. In August 1998, in connection with the Company's acquisition of MCC, which held the option to acquire the meta-search engine, the Company issued 1,500,000 shares of Common Stock and 1,000,000 shares of Preferred Stock valued at $375,000 based on the July 1998 Private Placement. The shares of Common Stock and Preferred Stock were issued in a private, unsolicited transaction pursuant to an exemption from registration under Section 4(2) of the Securities Act.

          6. In September 1998, the Company issued to the seller 200,000 shares of the Company's Common Stock valued at $30,000 based on the July 1998 Private Placement in connection with the acquisition of the Internet Sleuth meta-search engine. The shares were issued in a private, unsolicited transaction pursuant an exemption from registration under Section 4(2) of the Securities Act.

          7. In December 1998, concurrent with the creation of Class A Special Preferred Stock, the Company issued to one accredited investor 7,750,000 shares of the Class A Special Preferred Stock in exchange for such investor's conversion of 5,000,000 shares of Preferred Stock and the creation of a $1,000,000 line of credit with the Company's then principal shareholder. The fair market value of the common stock and the preferred stock on the date of exchange was $0.15 based on the July 1998 Private Placement. The shares were issued in a private, unsolicited transaction pursuant to an exemption from registration under Section 4(2) of the Securities Act.

          8. In December 1998, the Company issued an aggregate of 500,000 shares of the Class A Special Preferred Stock to two sophisticated investors in exchange for professional accounting and administrative services. Management estimated fair market value at $0.15 per share based on the July 1998 Private Placement. The shares were issued in a private, unsolicited transaction pursuant an exemption from registration under Section 4(2) of the Securities Act.

          9. In December 1998, the Company completed a private placement of its Common Stock pursuant to Rule 504 of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act. The Company issued a total of 1,600,000 shares of Common Stock to four (4) investors in consideration for the cancellation of $442,827 of outstanding indebtedness to the investors. The investors had purchased the obligations from the original lender.

          10. In January 1999, the Company issued an aggregate of 192,000 shares of Common Stock at a price of $0.15 per share to 9 individuals in exchange for cash. The shares of Common Stock sold in this transaction represent the balance of shares from the Company's July 1998 private placement. The issuance was exempt from registration under either Rule 504 or Rule 701.

          11. In April 1999, the Company offered to redeem both its outstanding shares of Preferred Stock and outstanding shares of Class A Special Preferred Stock, with each share being redeemed for one share of Common Stock. All 1,000,000 outstanding shares of Preferred Stock and 2,062,500 outstanding shares of Class A Special Preferred Stock were redeemed. In connection with the redemption, the Company issued 3,062,500 shares of Common Stock. The shares of Common Stock were issued in a private, unsolicited transaction pursuant to an exemption from registration under Section 4(2) of the Securities Act.

          12. In June 1999, in order to reduce the voting control attendant to the Class A Special Preferred Stock, the Company negotiated the redemption of the remaining 6,187,500 outstanding shares of Class A Special Preferred Stock. In connection with the redemption, each outstanding share of Class A Special Preferred Stock was redeemed for 1.3232 shares of Common Stock, with a total of 8,187,501 shares of Common Stock being issued in connection with the redemption. The shares of Common Stock were issued in a private, unsolicited transaction pursuant to an exemption from registration under Section 4(2) of the Securities Act.

          13. During the fiscal year ended October 31, 1999, the Company issued 61,000 shares of its Common Stock at $0.15 per share to three (3) sophisticated investors in exchange for consulting services rendered in a private, unsolicited transaction pursuant to an exemption from registration under Section 4(2) of the Securities Act.

          14. In June 1999, the Company issued 284,090 shares of its Common Stock at $5.28 per share in exchange for cash to three (3) accredited investors pursuant to Rule 506 of Regulation D, as promulgated by the Securities and Exchange Commission under the Securities Act.

Item 5.   Indemnification of Directors and Officers.
          -----------------------------------------

          The Company's Articles of Incorporation, as amended, provide that the Company must, to the fullest extent permitted by the General Corporation Law of the State of Florida, indemnify all persons whom it has the power to indemnify from and against all expenses, liabilities or other matters. The Company's By-Laws further provide that the Company shall indemnify its directors, officers, employees and agents to the fullest extent permitted by Florida law. The indemnification provided in the By-laws is expressly deemed to not be exclusive of any other rights to which a person seeking indemnification may otherwise be entitled. The Company's indemnification obligation applies where the party to be indemnified acted in good faith and in a manner such party reasonably believed to be in, or not opposed to, the best interests of the corporation. The foregoing indemnification covers violations of federal securities laws.

          In so far as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                   PART F/S

FINANCIAL STATEMENTS

     See "Index to Consolidated Financial Statements" for a listing of the consolidated financial statements filed with this amended Form 10-SB.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                 THE BIGHUB.COM, INC.

                                                                 Page
                                                                 ----

Report of Independent Auditors..................................  F -1

Consolidated Balance Sheet as of October 31, 1999...............  F -2

Consolidated Statements of Operations For the Years Ended
October 31, 1999 and 1998.......................................  F -3

Consolidated Statements of Changes in Stockholders' Equity For
the Years Ended October 31, 1999 and 1998.......................  F -4

Consolidated Statements of Cash Flows For the Years Ended
October 31, 1999 and 1998.......................................  F -6

Notes to Consolidated Financial Statements......................  F -7 to F -23

                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------


Board of Directors
The BigHub.com, Inc. and subsidiary

We have audited the accompanying consolidated balance sheet of The BigHub.com, Inc. and subsidiary (the "Company") as of October 31, 1999, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the two years in the period then ended (as restated - see Note
2). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 1999, and the results of their operations and their cash flows for each of the two years in the period then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As reflected in the attached consolidated financial statements, the Company has incurred total losses of $4,460,812 (as restated - see Note 2) over the last two fiscal years, and has working capital deficit of approximately $3,039,196 at October 31, 1999. These factors raise substantial doubt about the Company's ability to continue as a going concern. As discussed in Note 1, the ability of the Company to continue in existence is dependent primarily upon obtaining additional debt and equity financing for marketing, software development and the funding of operations as well as the generating of income from strategic alliances and sales of products and services. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.


                                                                  CORBIN & WERTZ

Irvine, California
December 23, 1999

                      The BigHub.com, Inc. and Subsidiary
                     (formerly known as iSleuth.com, Inc.)

                          Consolidated Balance Sheet

                               October 31, 1999

                             Assets
Current assets:
   Cash                                                                                         $          87,858
   Accounts receivable                                                                                      5,133
                                                                                                 ----------------
         Total current assets                                                                              92,991

Property and equipment, net                                                                             1,502,226

Other assets                                                                                                1,800
                                                                                                 ----------------
                                                                                                $       1,597,017
                                                                                                 ================
             Liabilities and Stockholders' Deficit

Current liabilities:
   Accounts payable                                                                             $       1,199,503
   Accrued liabilities                                                                                    197,512
   Related party payables                                                                                 785,172
   Notes payable to related parties                                                                       950,000
                                                                                                 ----------------
         Total current liabilities                                                                      3,132,187
                                                                                                 ----------------

Commitments and contingencies

Stockholders' deficit:
   Preferred stock, 25,000,000 shares authorized, $0.001 par value,
     no shares outstanding                                                                                      -
   Common stock, 50,000,000 shares authorized, $0.001 par value,
     16,105,976 shares outstanding                                                                         16,106
   Additional paid-in capital                                                                           4,232,628
   Accumulated deficit                                                                                 (5,783,904)
                                                                                                 ----------------
         Total stockholders' deficit                                                                   (1,535,170)
                                                                                                 ----------------
                                                                                                $       1,597,017
                                                                                                 ================


                     See independent auditors' report and
            accompanying notes to consolidated financial statements

                      The BigHub.com, Inc. and Subsidiary
                     (formerly known as iSleuth.com, Inc.)

                     Consolidated Statements of Operations


                                                                                                   Year Ended
                                                                                                   October 31,
                                                                            Year Ended                1998
                                                                            October 31,           (As restated -
                                                                             31, 1999              See Note 2)
                                                                        --------------------    --------------------
Net sales                                                               $         35,914        $           6,292

Cost of sales                                                                      6,757                      178
                                                                         ---------------         ----------------
Gross profit                                                                      29,157                    6,114
                                                                         ---------------         ----------------
Operating expenses:
   General and administrative                                                  3,146,982                  198,403
   Depreciation                                                                  195,140                   25,174
   Asset impairment write-down                                                   228,607                        -
                                                                         ---------------         ----------------
         Total operating expenses                                              3,570,729                  223,577
                                                                         ---------------         ----------------

Loss from operations                                                          (3,541,572)                (217,463)
                                                                         ---------------         ----------------
Other income (expense)
   Interest expense                                                             (453,563)                  (6,175)
   Other expense                                                                 (28,316)                       -
                                                                         ---------------         ----------------
                                                                                (481,879)                  (6,175)
                                                                         ---------------         ----------------

Loss from continuing operations before discontinued
   operations and extraordinary gain                                          (4,023,451)                (223,638)

Discontinued operations:
   Loss from operation of discontinued healthcare
   business                                                                            -                 (357,069)
   Gain on disposal healthcare business                                                -                   76,346
                                                                         ---------------         ----------------

Loss before extraordinary item                                                (4,023,451)                (504,361)

Extraordinary item - Gain on forgiveness of debt                                  67,000                        -
                                                                         ---------------         ----------------

Net loss $                                                              $     (3,956,451)       $        (504,361)
                                                                         ===============         ================

Net loss available to common shareholders per common share:
   Loss from continuing operations                                      $          (0.59)       $           (0.32)
   Discontinued operations                                                             -                    (0.40)
   Extraordinary item                                                               0.01                        -
                                                                         ---------------         ----------------

                                                                        $          (0.58)       $           (0.72)
                                                                         ===============         ================
Weighted average number of common shares
 outstanding                                                                   7,307,582                  701,165
                                                                         ===============         ================

                     See independent auditors' report and
            accompanying note to consolidated financial statements

                      The BigHub.com, Inc. and Subsidiary
                     (formerly known as iSleuth.com, Inc.)

                 Statements of Stockholders' Equity (Deficit)


                 For The Years Ended October 31, 1999 and 1998



                                            Class A Special Preferred Stock               Preferred Stock
                                            --------------------------------     -----------------------------------
                                               Shares            Amount              Shares             Amount
                                            --------------    --------------     ---------------    ----------------
Balance, November 1, 1997                           -       $           -                   -     $            -

Directors shares cancelled in exchange for
  indemnification                                   -                   -                   -                  -
Shares issued for cash in exercise of
  warrants                                          -                   -                   -                  -
Shares issued in connection with the  1998
  private placement                                 -                   -                   -                  -
Note receivable from stockholder related to
  1998 private placement                            -                   -                   -                  -
Shares issued in connection with acquisition
  of subsidiary and exercise of option to
  purchase search engine (as restated -
 see Note 2)                                        -                   -           1,000,000              1,000
Common shares converted to preferred
  shares                                            -                   -           5,000,000              5,000
Beneficial conversion recorded as common
   stock dividend in connection with common
  shares converted to preferred shares              -                   -                   -                  -
Issuance of common shares for services
  rendered (as restated - see Note 2)               -                   -                   -                  -
Net loss (as restated - see Note 2)                 -                   -                   -                  -
                                          -----------        ------------       -------------      -------------

Balance, October 31, 1998 (as restated -
 see Note 2)                                        -                   -           6,000,000              6,000

Conversion of notes payable to stockholders
  to common shares                                  -                   -                   -                  -
Preferred shares converted to Class A
  special preferred shares                  7,750,000               7,750          (5,000,000)            (5,000)
Beneficial conversion recorded as interest
  expense in connection with preferred
  shares converted to Class A special
  preferred shares                                  -                   -                   -                  -

                                                          Common Stock                Additional
                                                 --------------------------------       Paid-in          Accumulated
                                                     Shares            Amount           Capital            Deficit         Total
                                                 ---------------   -------------    ---------------   ---------------  -------------
Balance, November 1, 1997                            302,500     $        302     $      101,910     $    (288,172)    $   (185,960)

Directors shares cancelled in exchange for
  indemnification                                   (191,333)            (191)               191                 -                -
Shares issued for cash in exercise of
  warrants                                             6,885                7            103,193                 -          103,200
Shares issued in connection with the  1998
  private placement                                  976,000              976            145,424                 -          146,400
Note receivable from stockholder related to
  1998 private placement                                   -                -            (15,000)                -          (15,000)
Shares issued in connection with acquisition
  of subsidiary and exercise of option to
  purchase search engine (as restated -
 see Note 2)                                       1,700,000            1,700            402,300                 -          405,000
Common shares converted to preferred
  shares                                            (100,000)            (100)            (4,900)                -                -
Beneficial conversion recorded as common
   stock dividend in connection with common
  shares converted to preferred shares                     -                -            735,000          (735,000)               -
Issuance of common shares for services
  rendered (as restated - see Note 2)                 24,833               25              3,700                 -            3,725
Net loss (as restated - see Note 2)                        -                -                  -          (504,361)        (504,361)
                                                ------------      -----------      -------------      ------------      -----------

Balance, October 31, 1998 (as restated -
 see Note 2)                                       2,718,885            2,719          1,471,818        (1,527,533)         (46,996)

Conversion of notes payable to stockholders
  to common shares                                 1,600,000            1,600            441,227                 -          442,827
Preferred shares converted to Class A
  special preferred shares                                 -                -             (2,750)                -                -
Beneficial conversion recorded as interest
  expense in connection with preferred
  shares converted to Class A special
  preferred shares                                         -                -            412,500                 -          412,500

                      The BigHub.com, Inc. and Subsidiary
                     (formerly known as iSleuth.com, Inc.)

           Statements of Stockholders' Equity (Deficit) - Continued

                 For The Years Ended October 31, 1999 and 1998


                                                     Class A Special Preferred Stock               Preferred Stock
                                                    --------------------------------     -----------------------------------
                                                        Shares            Amount              Shares             Amount
                                                    --------------    --------------     ---------------    ----------------
Issuance of Class A special preferred shares
  for services rendered                                  500,000                 500                -                  -
Shares issued in connection with the 1998
  private placement                                            -                   -                -                  -
Common shares redeemed for preferred
  shares                                                       -                   -       (1,000,000)            (1,000)
Class A special preferred shares redeemed
  for common shares                                   (8,250,000)             (8,250)               -                  -
Beneficial conversion recorded as preferred
  stock dividend in connection with Class A
  special preferred shares redeemed for common
  shares                                                       -                   -                -                  -
Issuance of common shares for services
  rendered                                                     -                   -                -                  -
Shares issued in connection with 1999
  private placement                                            -                   -                -                  -
Net loss                                                       -                   -                -                  -
                                                     -----------        ------------     ------------       ------------
Balance, October 31, 1999                                      -       $           -                -         $        -
                                                     ===========        ============      ===========       ============

                                                                Common Stock            Additional
                                                         --------------------------       Paid-in      Accumulated
                                                             Shares         Amount        Capital        Deficit            Total
                                                         ------------ ------------- ---------------   ---------------   ------------
Issuance of Class A special preferred shares
  for services rendered                                            -              -          74,500               -          75,000
Shares issued in connection with the 1998
  private placement                                          192,000            192          28,608               -          28,800
Common shares redeemed for preferred
  shares                                                   1,000,000          1,000               -               -               -
Class A special preferred shares redeemed
  for common shares                                       10,250,001         10,250          (2,000)              -               -
Beneficial conversion recorded as preferred
  stock dividend in connection with Class A
  special preferred shares redeemed for common
  shares                                                           -              -         299,920        (299,920)              -
Issuance of common shares for services
  rendered                                                    61,000             61           9,089               -           9,150
Shares issued in connection with 1999
  private placement                                          284,090            284       1,499,716               -       1,500,000
Net loss                                                           -              -               -      (3,956,451)     (3,956,451)
                                                        ------------    -----------   -------------   -------------    ------------

Balance, October 31, 1999                                 16,105,976   $     16,106  $    4,232,628  $   (5,783,904)  $  (1,535,170)
                                                        ============    ===========   =============   =============    ============



                     See independent auditors' report and
            accompanying notes to consolidated financial statements

                      The BigHub.com, Inc. and Subsidiary
                     (formerly known as iSleuth.com, Inc.)

                     Consolidated Statements of Cash Flows

                                                                                                   Year Ended
                                                                                                   October 31,
                                                                             Year Ended                1998
                                                                             October 31,          (As restated -
                                                                                1999                See Note 2)
                                                                        --------------------    --------------------
Cash flows from operating activities:
   Net loss                                                             $     (3,956,451)       $        (504,361)
   Adjustments to reconcile net loss to net cash
    used in operating activities:
       Depreciation                                                              195,140                   25,174
       Value of shares issued for consulting services                             84,150                    3,725
       Interest imputed on conversion of preferred
            share to Class A special preferred shares                            412,500                        -
       Impairment of property and equipment                                      228,607                        -
       Extraordinary item - Gain on forgiveness of debt                          (67,000)                       -
       Gain on disposal of health care business                                        -                  (76,346)
       Loss on disposal of property and equipment                                      -                   13,662
       Changes in operating assets and liabilities:
          Accounts receivable                                                     (5,133)                       -
          Related party payables                                                 785,172                        -
          Accounts payable and accrued liabilities                             1,312,992                  116,079
                                                                         ---------------         ----------------

   Net cash used in operating activities                                      (1,010,023)                (422,067)
                                                                         ---------------         ----------------

Cash flows used in investing activities:
   Purchases of property and equipment                                        (1,381,563)                 (63,343)
                                                                         ---------------         ----------------

Cash flows from financing activities:
   Proceeds from sale of common stock                                          1,528,800                  131,400
   Proceeds from exercise of warrants                                                  -                  103,200
   Proceeds from notes payable to related parties                                950,000                  250,002
                                                                         ---------------         ----------------

Net cash provided by investing activities                                      2,478,800                  484,602
                                                                         ---------------         ----------------

Net change in cash                                                                87,214                     (808)

Cash at beginning of year                                                            644                    1,452
                                                                         ---------------         ----------------

Cash at end of year                                                     $         87,858        $             644
                                                                         ===============         ================

Supplemental disclosure of cash flow information -
   Cash paid during the year for interest                               $              -        $          19,300
                                                                         ===============         ================
   Cash paid during the year for income taxes                           $              -        $               -
                                                                         ===============         ================

See notes to consolidated financial statements for non-cash investing and financing activities.

                     See independent auditors' report and
            accompanying notes to consolidated financial statement

                      The BigHub.com, Inc. and Subsidiary
                     (formerly known as iSleuth.com, Inc.)

                  Notes To Consolidated Financial Statements

                 For The Years Ended October 31, 1999 and 1998


NOTE 1 - GENERAL
----------------

Organization
-------------

The BigHub.com, Inc. (the "Company") (a Florida corporation) was incorporated in February 1995, under its original name, Coordinated Healthcare, Inc. ("CHI"). In July 1998, CHI changed its name to iSleuth.com, Inc. In August 1998, the Company acquired a 100% interest in Maverick Communications Corporation ("MCC"), headquartered in Knoxville, Tennessee. MCC's only substantive asset was an option to acquire an internet search engine, which was exercised shortly after the acquisition (see Note 2). The operations of the Company prior to the August 1998 acquisition reflect principally the day-to-day operations of medical clinics in the South Florida area through July 1998, when the last of the two clinics was sold. In May 1999, the Company changed its name to The BigHub.com, Inc.

NOTE 2 - BASIS OF PRESENTATION
------------------------------

Restatement of 1998 Financial Statements
----------------------------------------

Subsequent to the issuance of its 1998 audited financial statements, the Company determined that several transactions were incorrectly recorded on those financial statements. As a result, the following restatements were made:

         The estimated fair value of the Company's stock exchanged for the acquisition of MCC and for the exercise of MCC's option to acquire the search engine (see below) was incorrectly calculated. Based on the updated information as to the fair value of the stock issued (estimated to be equivalent to the PPLO price of $0.15 per share - see Note 5), the fair value of these transactions has been restated to $567,140 instead of the previously recorded $5,971,584. Also, the estimated useful life of the search engine was reduced from seven years to three years to more closely reflect the assumed future effects of technology advancements on the value of this asset. As a result of these restatements, depreciation was restated for the year ended October 31, 1998 to $25,174 from the previously recorded $66,636.

         The tax benefit of $445,000 was incorrectly recorded for the year ended October 31, 1998 based on updated information available to Company management as to the uncertain realizability of this benefit. As a result, the value of this benefit was restated to $0.

                      The BigHub.com, Inc. and Subsidiary
                     (formerly known as iSleuth.com, Inc.)

            Notes To Consolidated Financial Statements - Continued

                 For The Years Ended October 31, 1999 and 1998


NOTE 2 - BASIS OF PRESENTATION, continued
-----------------------------------------

         The expense related to common shares issued for services rendered was incorrectly calculated. Based on the updated information as to the fair value of the stock issued (estimated to be equivalent to the PPLO price of $0.15 per share - see Note 5), the fair value of this stock has been restated to $3,725 instead of the previously recorded $352,666.

         Certain capitalized costs were improperly recorded as of October 31, 1998. As a result, additional expenses of $10,977 were recorded for the year ended October 31, 1998.

Overall, the net loss was restated to $504,361 from the previously reported net loss of $438,787, and loss per share was restated to $0.72 from the previously reported $0.22.

Acquisition of MCC
------------------

The Company's total purchase price for MCC and the exercise of MCC's option to acquire the search engine was $567,140 and was comprised of 1,700,000 shares of the Company's voting common stock, valued at $255,000 (valued at $0.15 per share based on the current PPLO on the date of issuance - see Note 5), and 1,000,000 shares of the Company's preferred stock, valued at $150,000 (valued at $0.15 per share based on 1-to-1 convertibility to common shares), and the assumption of liabilities in the amount of $162,140. The acquisition was accounted for as a purchase and, accordingly, the operating results pertaining to MCC subsequent to the date of the acquisition have been included in the Company's consolidated operating results. The total purchase price was fully allocated to the search engine. The value was subsequently written down in fiscal 1999 (see below).

Since MCC's operations from November 1, 1997 through the date of acquisition were insignificant, a pro forma consolidated statement of operations for the year ended October 31, 1998 is not presented here.

Principles of Consolidation
---------------------------

The consolidated financial statements include the accounts of the Company and MCC, its wholly owned subsidiary. All material intercompany transactions have been eliminated.

                      The BigHub.com, Inc. and Subsidiary
                     (formerly known as iSleuth.com, Inc.)

            Notes To Consolidated Financial Statements - Continued

                 For The Years Ended October 31, 1999 and 1998


NOTE 2 - BASIS OF PRESENTATION, continued
-----------------------------------------

Going Concern
-------------

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company's losses over the last two fiscal years of $4,460,812, its negative working capital of $3,039,196 as of October 31, 1999 and lack of profitable operational history in internet services, among other matters, raise substantial doubt about its ability to continue as a going concern. The Company intends to obtain additional debt and equity financing for marketing, software development and the funding of operations as well as to generate income from strategic alliances and sales of products and services. Management believes these funding sources will be sufficient to fund its capital expenditures, working capital requirements and other cash requirements through October 31, 2000. There is no assurance the Company will be able to obtain sufficient additional funds when needed, or that such funds, if available, will be obtainable on terms satisfactory to the Company.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period.
Actual results could materially differ from those estimates.

Risks and Uncertainties
-----------------------

The Company is in a new industry subject to the substantial business risks and uncertainties inherent to such an entity, including the potential risk of business failure.

Year 2000
---------

The Year 2000 issue relates to limitations in computer systems and applications that may prevent proper recognition of the Year 2000. The potential effect of the Year 2000 issue on the Company and its business partners will not be fully determinable until the Year 2000 and thereafter. If Year 2000 modifications are not properly completed either by the Company or entities with which the Company conducts business, the Company's revenues and financial condition could be adversely impacted.

                      The BigHub.com, Inc. and Subsidiary
                     (formerly known as iSleuth.com, Inc.)

            Notes To Consolidated Financial Statements - Continued

                 For The Years Ended October 31, 1999 and 1998


NOTE 2 - BASIS OF PRESENTATION, continued
-----------------------------------------

Property and Equipment
----------------------

Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets, ranging from three to five years. Depreciation expense for the years ended October 31, 1999 and 1998 was $195,140 and $25,714, respectively. Maintenance and repairs are charged to expense as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

New Accounting Pronouncements
-----------------------------

The Company has adopted Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." In fiscal 1999, the Company capitalized external costs to acquire and customize software and internet website and search engine of approximately $1,375,000 for internal use as required under SOP 98-1 (see Note 3).

Impairment of Long-Lived Assets
-------------------------------

Management of the Company assesses the impairment of long-lived assets by comparing the future undiscounted net cash flows (without interest charges) from the use and ultimate disposition of such assets with their carrying amounts. The amount of impairment, if any, is measured based on fair value and is charged to operations in the period in which such impairment is determined by management.

Based upon the lack of revenues generated by the internet search engine and continuous losses from operations, the Company questioned the value of the search engine. During 1999, the Company had an independent appraiser value the search engine, and based in part on this valuation and estimated future nondiscounted cash flows, the Company recorded an impairment loss of its internet search engine. Accordingly, the Company charged an impairment loss of $228,607 to operations for fiscal 1999. No additional impairment has been determined by management as of October 31, 1999.

                      The BigHub.com, Inc. and Subsidiary
                     (formerly known as iSleuth.com, Inc.)

            Notes To Consolidated Financial Statements - Continued

                 For The Years Ended October 31, 1999 and 1998


NOTE 2 - BASIS OF PRESENTATION, continued
-----------------------------------------

Income Taxes
------------

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be recovered.

Stock Based Compensation
------------------------

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock Based Compensation," which defines a fair value based method of accounting for stock based compensation. However, SFAS 123 allows an entity to continue to measure compensation cost related to stock and stock options issued to employees using the intrinsic method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting method of APB 25 must make pro forma disclosures of net income (loss), as if the fair value method of accounting defined in SFAS 123 had been applied. The Company has elected to account for its stock-based compensation to employees under APB 25.

Revenue Recognition
-------------------

Sales of goods and services and the related cost of sales are recognized when orders are received and goods are shipped or services are delivered. Sales for internet advertising are recorded when earned. Accounts receivable are periodically reviewed by management to assess collectibility. As of October 31, 1999 and 1998, the Company has recorded no reserve against accounts receivable as a result of management's review.

Advertising
-----------

The Company expenses all advertising as incurred. Amounts incurred for advertising expense for the years ended October 31, 1999 and 1998 were $846,735 and $0, respectively.

                      The BigHub.com, Inc. and Subsidiary
                     (formerly known as iSleuth.com, Inc.)

            Notes To Consolidated Financial Statements - Continued

                 For The Years Ended October 31, 1999 and 1998


NOTE 2 - BASIS OF PRESENTATION, continued
-----------------------------------------

Earnings Per Share
------------------

The Company has adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share." Under SFAS 128, basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares assumed to be outstanding during the period of computation. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Pro forma per share data has been computed using the weighted average number of common shares outstanding during the period. Because the Company has incurred net losses, basic and diluted loss per share are the same since additional potential common shares would be anti-dilutive.

Comprehensive Income
--------------------

The Company has adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements as is effective for fiscal years beginning after December 15, 1997. SFAS 130 had no effect on the Company's financial statements as it had no comprehensive income components.

Segment Information
-------------------

The Company has adopted Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 changes the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to stockholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers. As the Company is currently in the start-up phase in a new industry, it does not yet have any reportable segments.

Reverse Stock Split
-------------------

Effective August 10, 1998, the Company's Board of Directors approved a reverse stock split of twenty-to-one. In addition, the Company amended its articles of incorporation to authorize up to 50,000,000 shares of common stock with a par value of $.001 per share. All references throughout these financial statements to number of shares, per share amounts, stock option data and market prices of the Company's common stock have been restated to reflect the reverse stock split.

                      The BigHub.com, Inc. and Subsidiary
                     (formerly known as iSleuth.com, Inc.)

            Notes To Consolidated Financial Statements - Continued

                 For The Years Ended October 31, 1999 and 1998


NOTE 2 - BASIS OF PRESENTATION, continued
-----------------------------------------

Fair Value of Financial Instruments
-----------------------------------

The Company has adopted Statement of Financial Accounting Standards No. 107 ("SFAS 107"), "Disclosures About Fair Value of Financial Instruments." SFAS 107 requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying amount of the Company's cash, accounts receivable, accounts payable and accrued liabilities approximates their estimated fair values due to the short-term maturities of those financial instruments. The fair value of the related party payables and notes payable to related parties are not determinable as these transactions are with related parties.

Recent Accounting Pronouncements
--------------------------------

The FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet at their fair value. This statement, as amended by SFAS 137, is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not expect the adoption of this standard to have a material impact on its results of operations, financial position or cash flows as it currently does not engage in any derivative or hedging activities.

Reclassifications
-----------------

Certain amounts have been reclassified in the 1998 consolidated financial statements to conform to the 1999 presentation.


NOTE 3 - PROPERTY AND EQUIPMENT
-------------------------------

Property and equipment consist of the following at October 31, 1999:

Internet website and search engine, net of impairment write-down  $  1,193,424
Internal-use software                                                  519,604
Furniture and equipment                                                  9,512
                                                                   -----------
                                                                     1,722,540

Less accumulated depreciation and amortization                        (220,314)
                                                                   -----------
                                                                  $  1,502,226
                                                                   ===========

                      The BigHub.com, Inc. and Subsidiary
                     (formerly known as iSleuth.com, Inc.)

            Notes To Consolidated Financial Statements - Continued

                 For The Years Ended October 31, 1999 and 1998


NOTE 4 - INCOME TAXES
---------------------

The tax effects of temporary differences that give rise to deferred taxes at October 31, 1999 are as follows:

Deferred tax asset:
   Net operating loss carryforward                     $       1,726,000
   Expense recognized for impairment write-down                   98,000
                                                        ----------------
         Total gross deferred tax assets                       1,824,000

   Less valuation allowance                                   (1,824,000)
                                                        ----------------
   Net deferred tax asset                              $               -
                                                        ================

The valuation allowance increased by approximately $1,606,000 and $204,000 during the years ended October 31, 1999 and 1998, respectively.

No current provision for income taxes for the years ended October 31, 1999 and 1998 is required, except for minimum state taxes of $800. The income tax provision differs from the amount computed by applying the U.S. Federal income tax rate of 34% to loss before income taxes as follows for the years ended October 31:

                                                       1999             1998
                                                  --------------   ------------

 Computed tax benefit at federal statutory rate   $  (1,345,000)   $   (171,000)
 State income tax benefit, net of federal effect       (261,000)        (33,000)
 Increase in valuation allowance                      1,606,000         204,000
 Other                                                      800             800
                                                   ------------     ------------

                                                  $         800    $        800
                                                   ============     ============

As of October 31, 1999, the Company had net operating loss carryforwards of approximately $4,520,370 and $2,260,188 for federal and state income tax reporting purposes, which expire in 2019 and 2007, respectively.

                      The BigHub.com, Inc. and Subsidiary
                     (formerly known as iSleuth.com, Inc.)

            Notes To Consolidated Financial Statements - Continued

                 For The Years Ended October 31, 1999 and 1998


NOTE 5 - STOCKHOLDERS' EQUITY (DEFICIT)
---------------------------------------

Preferred Stock
---------------

In October 1999, the Company amended its Articles of Incorporation to authorize up to 25,000,000 shares of $.001 par value preferred stock. In July 1998, the Company amended its articles of incorporation to authorize up to 10,000,000 shares of $.001 par value preferred stock. The preferred stock's participation rights as a class in any dividends or liquidation proceeds are limited to one percent. Each share of preferred stock receives one vote in stockholder voting matters. At the option of the Company, the preferred stock may be redeemed into the Company's common shares at an exchange rate of one share of common stock for each share of preferred stock.

Special Preferred Stock
-----------------------

In December 1998, the Company amended its articles of incorporation to authorize up to 25,000,000 shares of $0.001 par value special preferred stock. Of these 25,000,000 authorized shares, 12,500,000 were designated as Class A special preferred stock. The Class A special preferred stock is to receive no preference in dividend distributions or in the event of liquidation.

Each share of Class A special preferred stock shall receive two votes in stockholder voting. At the option of the Company, the special preferred stock may be redeemed into the Company's common stock at an exchange rate of one share of common stock for each share of special preferred stock. In October 1999, the Company amended its Articles of Incorporation to cancel the special preferred stock.

Equity Transactions
-------------------

In November 1997, the Company entered into an indemnification agreement with its previous officers and directors in exchange for the cancellation of 191,333 shares of the officers' and directors' common stock. No benefit was recorded as the value of the indemnification was not determinable.

In February, 1998, the Company issued 6,855 shares of common stock for $103,200 cash for the exercise of outstanding warrants from a prior offering. Additionally, the remaining outstanding warrants from the prior offering of 40,615 shares expired in June 1998.

In July 1998, the Company commenced a private placement limited offering ("PPLO") to sell up to 1,000,000 shares of its common stock at a share price of $0.15 (the "1998 Private Placement"). Provisions of the PPLO included an anti-dilution clause which pre-empted the effects of the subsequent reverse stock split (see Note 1). In fiscal 1998, 976,000 shares were sold for $131,400 (net of a note receivable of $15,000). In fiscal 1999, an additional 192,000 shares were sold for $28,800.

                      The BigHub.com, Inc. and Subsidiary
                     (formerly known as iSleuth.com, Inc.)

            Notes To Consolidated Financial Statements - Continued

                 For The Years Ended October 31, 1999 and 1998


NOTE 5 - STOCKHOLDERS' EQUITY (DEFICIT), continued
--------------------------------------------------

In connection with the acquisition and exercise of the related option discussed in Note 1, in August and September 1998, the Company issued 1,700,000 shares of its common stock and 1,000,000 shares of its preferred stock valued at $405,000 (based on a value of $0.15 per share from the PPLO).

In August 1998, the Company entered into an agreement with a stockholder in which the Company converted 100,000 shares of the Company's common stock for 5,000,000 shares of the Company's preferred stock. In connection with this conversion, the Company incurred a beneficial conversion of $735,000, which was recorded as common stock dividends in the accompanying consolidated balance sheet. The fair market value of the common stock and preferred stock on the date of conversion was $0.15 per share based on the PPLO.

Common shares issued for services during the year ended October 31, 1998 totaled 24,833 at a value of $3,725 (based on a value of $0.15 per share from the PPLO).

In December 1998, the Company converted a related party note payable in the amount of $442,827 into 1,600,000 shares of the Company's common stock ($0.28 per share exchange price exceeds the fair value per share of $0.15 per share from the PPLO).

In December 1998, the Company entered into an agreement with a stockholder in which the Company converted 5,000,000 shares of the Company's preferred stock for 7,750,000 shares of the Company's Class A special preferred stock. Pursuant to the agreement, the Company gained access to a $1,000,000 line of credit through the stockholder which the Company never utilized. During 1999, the stockholder cancelled the Company's access to the line of credit. In connection with this transaction, the Company incurred a beneficial conversion of $412,500, which was record as additional interest expense in the accompanying consolidated statement operations. The fair market value of the common stock on the date of conversion was determined to be $0.15 per share based on the Company's PPLO.

In December 1998, the Company issued 500,000 shares of the Company's Class A special preferred stock for services rendered (based on a value of $0.15 per share from the PPLO).

In April 1999, the Company redeemed 1,000,000 shares of preferred stock for an equivalent number of shares of common stock according to the terms of the Company's preferred stock.

                      The BigHub.com, Inc. and Subsidiary
                     (formerly known as iSleuth.com, Inc.)

            Notes To Consolidated Financial Statements - Continued

                 For The Years Ended October 31, 1999 and 1998


NOTE 5 - STOCKHOLDERS' EQUITY (DEFICIT), continued
--------------------------------------------------

In April 1999, the Company redeemed 2,062,500 shares of the Company's Class A special preferred stock for 2,062,500 shares of the Company's common stock according to the terms of the Class A special preferred stock. In June 1999, the Company entered into an agreement with a stockholder in which the Company redeemed the remaining 6,187,500 shares of the Company's Class A special preferred stock for 8,187,300 shares of the Company's common stock. In connection with this redemption, the Company incurred a beneficial conversion of $299,920, which was recorded as preferred stock dividends in the accompanying consolidated balance sheet (based on a value of $0.15 per share from the PPLO).

In fiscal 1999, the Company issued 61,000 shares of its common stock for services valued at $9,150, based on the value of $0.15 per share from the PPLO.

In July 1999, pursuant to a private placement memorandum (the "1999 Private Placement") in which the Company may sell up to 1,313,629 shares of its common stock at a price of $5.28 per share, the Company sold 284,090 shares of common stock for $1,500,000 in cash.

Stock Options
-------------

During 1999, the Company adopted a stock option plan (the "Plan"). Under the Plan, incentive stock options and nonqualified options may be granted to officers, employers and outside consultants of the Company for the purchase of up to 1,500,000 of the Company's common stock. Additionally, non-plan options may also be granted. Expiration dates for the grants may not exceed 10 years from the date of grant. The exercise price of the incentive stock options shall not be less than 100% of the fair market value of the Company's common stock, as determined by either the price the stock is being traded publicly, or by a price determined by the compensation committee, at the date of grant. The exercise price of the nonqualified stock options shall not be less than 85% of the fair market value of the Company's common stock.

During 1999, the Company issued options to purchase 272,500 shares of the Company's common stock at an exercise price ranging from $2.75 to $6.34 per share to Company employees. The options vest 33% each year from the date of grant and are exercisable through October 2009. Under APB 25, no compensation expense will be recorded related to these options.

                      The BigHub.com, Inc. and Subsidiary
                     (formerly known as iSleuth.com, Inc.)

            Notes To Consolidated Financial Statements - Continued

                 For The Years Ended October 31, 1999 and 1998


NOTE 5 - STOCKHOLDERS' EQUITY (DEFICIT), continued
--------------------------------------------------

From time to time, the Company issues options to purchase common stock pursuant to various agreements. Under the terms of various agreements with outside consultants, the Company issued options to purchase 200,000 shares of the Company's common stock at an exercise price of $4.48 per share (the estimated fair market value on the date of grant ranged from $5.28 to $5.875 per share based on the quoted exchange price). The options vest over a three-year period from the date of grant and are exercisable through June 2009. Under SFAS 123, total consulting expense to be recognized over the vesting period is $782,500, of which none was recognized at October 31, 1999.

The following is a summary of the stock options activity for the years ended October 31, 1999 and 1998:


                                                                                     Weighted Average
                                                                    Options           Exercise Price
                                                               ------------------  --------------------
   Balance, November 1, 1997 and October 31, 1998                             -                     -

       Granted                                                          472,500                 4.57
       Exercised                                                              -                     -
       Expired                                                                -                     -
                                                                ---------------       ---------------

   Balance, October 31, 1999                                            472,500      $          4.57
                                                                ===============       ==============

   Exercisable, October 31, 1999                                              -      $              -
                                                                ===============       ===============

   Weighted average fair value of options granted
      in 1999                                                                        $          3.60
                                                                                      ===============


452,500 of the options outstanding at October 31, 1999 have exercise prices of $4.00 to $6.34 with a weighted average exercise price of $4.65 and a weighted average remaining contractual life of 9.67 years. The remaining 20,000 options have an exercise price of $2.75, with a weighted average exercise price of $2.75 and a weighted average remaining contractual life of 10 years.

The fair value for each option was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: (i) fair value equal to the quoted exchange price on the date of grant; (ii) risk-free interest rate of 6.25%; (iii) dividend yield of 0%; (iv) expected life of the options of 3 years; and (v) volatility of 110%.

                      The BigHub.com, Inc. and Subsidiary
                     (formerly known as iSleuth.com, Inc.)

            Notes To Consolidated Financial Statements - Continued

                 For The Years Ended October 31, 1999 and 1998


NOTE 5 - STOCKHOLDERS' EQUITY (DEFICIT), continued
--------------------------------------------------

Had compensation cost for the Company's 1999 options been determined consistent with SFAS 123, the Company's net loss and net loss per share for the period ended October 31, 1999 and 1998 would approximate the pro forma amounts below:

                                                    1999                                       1998
                                   ----------------------------------------    --------------------------------------
                                      As Reported            Pro Forma            As Reported           Pro Forma
                                   -------------------    -----------------    ------------------    ----------------
Net loss                            $     (3,956,451)     $   (3,956,451)      $       (504,361)    $      (504,361)
                                     ===============       =============        ===============      ==============
Basic and diluted loss per
  share                             $          (0.58)     $        (0.58)      $          (0.72)    $         (0.72)
                                     ===============       =============        ===============      ==============

Warrants
--------

From time to time, the Company issues warrants pursuant to various consulting agreements. As indicated above, all warrants were either exercised or expired during fiscal 1998 and no new warrants were issued in fiscal 1999 or 1998.

NOTE 6 - EARNINGS PER SHARE
---------------------------

Basic and diluted loss per common share is computed as follows:

                                                                              1999                     1998
                                                                       -------------------      --------------------
Numerator for basic and diluted loss per common share:
     Loss from continuing operations                                    $     (4,023,451)       $        (223,638)
     Preferred dividends                                                        (299,920)                       -
                                                                         ---------------         ----------------
     Loss from continuing operations available to
      common shareholder                                                      (4,323,371)                (223,638)

     Discontinued operations                                                           -                 (280,723)
     Extraordinary item                                                           67,000                        -
                                                                         ---------------         ----------------

     Net loss                                                           $     (4,256,371)        $       (504,361)
                                                                         ===============         ================
Denominator for basic and diluted loss per common share:
     Weighted average common shares outstanding                                7,307,582                  701,165
                                                                         ===============         ================

                      The BigHub.com, Inc. and Subsidiary
                     (formerly known as iSleuth.com, Inc.)

            Notes To Consolidated Financial Statements - Continued

                 For The Years Ended October 31, 1999 and 1998


NOTE 6 - EARNINGS PER SHARE, continued
--------------------------------------

Basic and diluted loss available to common shareholder
 per common share:
     Loss from continuing operations                                    $         (0.59)        $         (0.32)
     Discontinued operations                                                          -                   (0.40)
     Extraordinary item                                                            0.01                       -
                                                                         --------------          --------------

     Net loss                                                           $         (0.58)        $         (0.72)
                                                                         ==============          ==============


NOTE 7 - RELATED PARTY TRANSACTIONS
-----------------------------------

Notes Payable to Related Parties
--------------------------------

During the year ended October 31, 1999, the Company borrowed $950,000 for working capital purposes from two stockholders and an affiliate. The notes bear interest of 10% per annum and are due on the earlier of the closing of the first tranche of the Company's future private placement or April 2000. Interest expense related to these notes totaled $5,125 during fiscal 1999.

During the year ended October 31, 1998, the Company borrowed funds for working capital purposes from its principal stockholder. As of October 31, 1998, the Company owed the stockholder $442,727 related to these borrowings. Such notes were assignable without the Company's consent, accrued interest at 10% per annum with principal and interest due on demand. Interest expense during 1998 related to these borrowings totaled $4,500. In December 1998, the Company converted these borrowings to 1,600,000 common shares (see Note 5).

Also included in due to related parties at October 31, 1998 was a $67,000 note payable to a minority stockholder of the Company. The unsecured note, bearing interest at 10%, was convertible into shares of the Company's restricted common tock at $2.69 per share (50% of the post-split opening price). Related interest expense during 1998 totaled $1,675. During 1999, the Company entered into a mutual release agreement with the noteholder and a related party whereby a promissory note payable totaling $67,000 was forgiven. The Company recorded the resulting gain as an extraordinary item in the accompanying consolidated statements of operations.

Operating Lease
---------------

The Company sub-leases its facilities from an affiliate on a month-to-month basis. Pursuant to the sub-lease agreement, the monthly lease amount was $4,661 for June and July 1999, and $6,800 per month thereafter. Total rent expense for the years ended October 31, 1999 and 1998 was $29,722 and $0, respectively.

                      The BigHub.com, Inc. and Subsidiary
                     (formerly known as iSleuth.com, Inc.)

            Notes To Consolidated Financial Statements - Continued

                 For The Years Ended October 31, 1999 and 1998


NOTE 7 - RELATED PARTY TRANSACTIONS, continued
----------------------------------------------

Affiliate Agreement
-------------------

The Company has three-year Affiliate Agreement with an affiliate in which the Company provides strategic placement of advertising and marketing internet banners on the Company's web site. Upon the launch of the affiliate's web site, the affiliate shall pay the Company a monthly fee of $50,000 for the first year, $100,000 for the second year, and $125,000 for the third year. At October 1999, the Company has not received any payments nor recorded any revenue related to this agreement, as the affiliate's website has not yet been launched.

Consulting Agreement
--------------------

In April 1999, the Company entered into a three-year consulting agreement with a related party. Pursuant to the agreement, the Company shall pay the related party $41,500 per month for consulting services. Additionally the Company shall provide the lead consultant with full health and life insurance benefits during the term of the agreement. The aggregate minimum annual commitment for future payments at October 31, 1999 was $1,245,000. During the year ended October 31, 1999, the Company incurred $290,500 under this agreement which is included in related party payables at October 31, 1999 (see below).

Strategic Marketing Agreement
-----------------------------

The Company has entered into a five-year Strategic Marketing Agreement ("Marketing Agreement") with an affiliate in which the Company provides strategic placement of advertising and marketing internet banners on the Company's web site. In connection with the Marketing Agreement, the Company received a common stock warrant to purchase 250,000 shares of the affiliate's restricted common stock with an exercise price of $5.00 per share (equal to the exchange price of the affiliated common stock on the date of grant). The Company will not record any revenue related to this warrant until the warrant is exercised.

Co-Marketing Agreement
----------------------

The Company has a Co-Marketing Agreement with an affiliate whereby the Company and the affiliate will co-brand the Company's web site. In connection with the agreement, the Company and the affiliate will pay each other fees in an amount equal to 50% of each other's net revenues. The Company shall receive 60% of net revenues received from advertising activities. At October 31, 1999, no revenues or expenses have been generated under this agreement, as the websites have not yet been launched.

                      The BigHub.com, Inc. and Subsidiary
                     (formerly known as iSleuth.com, Inc.)

            Notes To Consolidated Financial Statements - Continued

                 For The Years Ended October 31, 1999 and 1998


NOTE 7 - RELATED PARTY TRANSACTIONS, continued
----------------------------------------------

License Agreement
-----------------

In November 1999, the Company entered into a Back-end Processing Technology License Agreement ("License") with an affiliate for a five-year term with an automatic three-year renewal. Pursuant to the License, the Company agrees to pay the affiliate 75% of the aggregate cash collected from the sub-leasing of the License to third parties. No amounts were recorded under the agreement through October 31, 1999.

Related Party Payables
----------------------

Related party payables includes a $394,672 payable to an affiliate for services performed by the affiliate for the development of the Company's search engine and website. The Company has capitalized $340,482 charged by the affiliate for development costs incurred to date and has expensed $88,564 charged by the affiliate. Estimated future costs to be incurred for the development of the search engine as of October 31, 1999 are $5,145,000.

In addition, related party payables include a payable to a stockholder in the amount of $100,000 for expenses paid by the stockholder on behalf of the Company and a $290,500 payable to a related party pursuant to a consulting agreement (see above).

NOTE 8 - DISCONTINUED OPERATIONS
--------------------------------

In November 1997, management elected to discontinue its managed health care operations consisting of two medical clinics. The first clinic was sold in November 1997, and the second clinic was sold in July 1998. The Company used November 1, 1997 as the measurement date for the disposals. The clinics were disposed of by permitting a former officer and stockholder to assume substantially all of the Company's then existing indebtedness. The obligations assumed are nonrecourse to the Company.

The components of the discontinued operations are as follows:

         Gain on sale of segment:
              Sale proceeds                                   $         -
              Less book value of assets at November 1997         (302,705)
              Add liabilities assumed by buyer                    379,051
                                                               ----------

                                                              $    76,346
                                                               ==========

                      The BigHub.com, Inc. and Subsidiary
                     (formerly known as iSleuth.com, Inc.)

            Notes To Consolidated Financial Statements - Continued

                 For The Years Ended October 31, 1999 and 1998


NOTE 8 - DISCONTINUED OPERATIONS, continued
-------------------------------------------

   Loss from operations of discontinued operations from measurement date to disposal date:
      Revenues                                         $         262,867
      Expenses                                                  (619,936)
                                                        ----------------

                                                       $        (357,069)
                                                        ================

NOTE 9 - COMMITMENTS
--------------------

Employment Agreement
--------------------

The Company has various employment agreement with officers and employees which provide for an annual base salaries ranging from $175,000 to $275,000 and expire on various dates through July 2002.

Litigation
----------

In the ordinary course of business, there are claims and lawsuits brought by or against the Company. In the opinion of management, the ultimate outcome of these matters will not materially affect the Company's operations or financial position.

                                   PART III


Item 2.   DESCRIPTION OF EXHIBITS.

          See "Exhibit Index"

                                 SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 THE BIGHUB.COM, INC.
                                    (Registrant)


Date:  February 2, 2000


By: /s/ Chet Howard
   ----------------
 Chet Howard, Chief Financial Officer

                                 EXHIBIT INDEX

EXHIBIT                                                           SEQUENTIALLY
NUMBER         DESCRIPTION                                          NUMBERED
------         -----------                                          --------

2.1          Agreement and Plan of Merger between Optima
             Medical Group of Hileah, Inc. and Optima Medical
             Group of No. Miami, Inc. and Coordinated
             HealthCare, Inc., dated October 16, 1995.***

2.2          Articles of Merger of Optima Medical Group of
             Hileah, Inc., Optima Medical Group of No. Miami,
             Inc. and Coordinated HealthCare, Inc. dated
             October 16, 1995.***

2.3 Agreement for Purchase and Sale of Assets by and between Coordinated Healthcare, Inc. and ALF Realty I, Inc. dated July 15, 1998.***

2.4 Agreement and Plan of Reorganization by and between Happy Landings, Inc. and Isleuth.com, Inc.
             dated September 3, 1998.***

3.1          Articles of Incorporation of Coordinated Healthcare
             Inc., filed February 16, 1995.***

3.2 Articles of Amendment to Articles of Incorporation of Coordinated HealthCare, Inc. authorizing 5,000,000 shares of Common Stock at a par value of $0.001 per share, filed January 17,1996.***

3.3          Articles of Amendment to Articles of Incorporation
             of Coordinated HealthCare, Inc., authorizing 20,000,000 shares of Common Stock at a par value of $0.001 per share, filed June 24, 1996.***

3.4 Articles of Amendment to Articles of Incorporation of Coordinated HealthCare, Inc. authorizing 25,000,000 shares of Common Stock at a par value of $0.001 per share and 10,000 shares of Preferred Stock at a par value of $0.001 per share, filed
             July 29, 1998.**

3.5 Articles of Amendment to Articles of Incorporation of Coordinated HealthCare, Inc., changing the name of Coordinated Healthcare, Inc. to Isleuth.com, Inc., filed July 29, 1998.***

3.6 Articles of Amendment to Articles of Incorporation of Isleuth.com, Inc. authorizing 25,000,000 shares of Special Preferred Stock at a par value of $0.001 per share, filed October 15, 1998.***

3.7 Articles of Amendment to Articles of Incorporation of Isleuth.com, Inc. designating 12,500,000 shares of the Special Preferred Stock as Class A Special Preferred Stock at a par value of $0.001 per share, filed December 28, 1998.***

3.8          Articles of Amendment to Articles of
             Incorporation Isleuth.com, Inc., changing the name of Isleuth.com, Inc. to The
             BigHub.com, Inc., filed April 29, 1999. ***

3.9 Articles of Amendment to Articles of Incorporation of The BigHub.com, Inc., authorizing 50,000,000 shares of Common Stock of a par value of $0.001 per share and 25,000,000 shares of Preferred Stock at a par value of $0.001 per share, filed October 18, 1999.****

3.10         Bylaws of the registrant.***

10.1         Option Agreement by and between
             Happy Landings, Inc. and Maverick Communication
             Corp. dated August 3, 1998.***

10.2         Stock Purchase Agreement by and between
             SJI Group, Inc. and Isleuth.com, Inc. dated
             August 7, 1998.***

10.3         Employment Agreement by and between The
             BigHub.com, Inc. and Patrick J. DeMicco
             Dated July 9, 1999.***

10.4         Employment Agreement by and between The
             BigHub.com, Inc. and Douglas Martinez
             dated June 28, 1999.***

10.5         Employment Agreement by and between The
             BigHub.com, Inc. and Chet Howard dated
             June 14, 1999.***

10.6         Employment Agreement by and between The
             BigHub.com, Inc. and Mark Doumani dated
             June 30, 1999.***

10.7         Sublease Agreement dated June 1, 1999 between
             The BigStore.com, Inc., a Delaware corporation and The BigHub.com, Inc. a Florida corporation.**


10.8         Comarketing Agreement dated July 6,1999 between
             Deal-Time and the BigHub.com, Inc.**

10.9 Strategic Marketing Agreement entered into as of September 2, 1999 by and between the BigHub.com, Inc. And Biomerica, Inc. (The BigRX.com).***

10.10 Affiliate Agreement dated September 1, 1999 by and between The BigHub.com, Inc. and the BigStore.com, Inc.***

10.11 Consulting Agreement dated June 7, 1999 by and between The BigHub.com, Inc. and Stilden Co., Inc. ****

10.12 Licensing Agreement dated November 29, 1999 by and between The BigHub.com, Inc. and Pricenet USA, Inc.****

10.13 Licensing Agreement dated November 12, 1999 by and between The BigHub.com, Inc. and The BigStore.com,
             Inc.****

10.14 Sublicensing Agreement dated January 20, 2000 by and between The BigHub.com, Inc. and Starting Point, Inc.****

16.1 Letter from Reel & Swafford, PLLC to the Securities and Exchange Commission dated November 22, 1999.*

21.1         Subsidiaries of The BigHub.com, Inc.*

____________________

*    Being filed herewith.
** Filed with Amendment No. 1 to the Form 10-SB of The BigHub.com, Inc. filed on October 1, 1999.
*** Filed with the Form 10-SB of The BigHub.com, Inc. filed on August 20, 1999. **** Filed with the Form 10-KSB of The BigHub.com, Inc. filed on January 30, 2000.